THE MIDLAND COMPANY

2002 ANNUAL REPORT

# SHAPING TOMORROW TODAY

## The Courage To Lead




ARS

P.E. 12-31-02









# Company Profile

The Midland Company (Nasdaq: MLAN) is a highly focused provider of specialty insurance products and services through its American Modern Insurance Group subsidiary, which contributes approximately 96 percent of the company's revenues. The company also maintains a profitable investment in a niche river transportation business, M/G Transport Services, Inc. (M/G).

American Modern is a leading provider of specialty insurance products and services, with a particular focus on short-tail, personal lines, property insurance products, including physical damage insurance and related coverages for manufactured homes, motorcycles, watercraft, recreational vehicles, collectible automobiles and snowmobiles. American Modern distributes its products and services through diverse channels of distribution.

The Midland Company shapes tomorrow today by striving to achieve market leadership, excellence in everyday operations and sustainable growth strategies that create long-term value for its stakeholders. Midland's total return to shareholders has exceeded that of the major market indexes over the past 5-, 10-, 15- and 20-year periods. Following a two-for-one stock split in mid-2002, the board of directors approved the company's 17th annual dividend increase to an indicated annual rate of 19 cents per share in January 2003.

## Annualized Total Return to Shareholders




## The Midland Company's Mission

To be an indispensable partner to customers within chosen markets by providing value-adding specialty products and services delivered by the best professionals in the industry.

## Table of Contents


Financial Highlights 1
Letter to Shareholders 2-7
Growth Opportunities 8-11
Investment Results 12
M/G Transport 13
Six-Year Financial Summary Data 14-15
Management's Discussion and Analysis 16-27
Private Securities Reform Act of 1995 —
Forward Looking Statements Disclosure 27
Income Statements 28
Balance Sheets 29
Changes in Shareholders' Equity 30
Cash Flows 31
Notes to Financial Statements 32-42
Independent Auditors' Report 43
Management's Report 43
Quarterly Data and Other Information 44
Officers and Directors 45

# Financial Highlights

| THE MIDLAND COMPANY AND SUBSIDIARIES<br>*(Amounts in thousands, except per share data)* | For the Years Ended December 31, 2002 | 2001 |
|---|---|---|
| **Operating Performance** | | |
| Revenues | **$ 636,690** | $ 586,543 |
| Net Income Before Cumulative Effect of Change in Accounting Principle & Capital Gains (Losses) | **$ 24,789** | $ 25,907 |
| Cumulative Effect of Change in Accounting Principle | **(1,463)** | — |
| Net Capital Gains (Losses) | **(4,485)** | 1,315 |
| Net Income | **$ 18,841** | $ 27,222 |
| **Per Share Data** | | |
| Basic Earnings (Losses) Per Common Share: | | |
| Net Income Before Cumulative Effect of Change in Accounting Principle & Capital Gains (Losses) | **$ 1.43** | $ 1.50 |
| Cumulative Effect of Change in Accounting Principle | **(0.08)** | — |
| Net Capital Gains (Losses) | **(0.26)** | 0.08 |
| Total | **$ 1.09** | $ 1.58 |
| Average Shares Outstanding for EPS—Basic | **17,323** | 17,282 |
| Diluted Earnings (Losses) Per Common Share: | | |
| Net Income Before Cumulative Effect of Change in Accounting Principle & Capital Gains (Losses) | **$ 1.39** | $ 1.44 |
| Cumulative Effect of Change in Accounting Principle | **(0.08)** | — |
| Net Capital Gains (Losses) | **(0.25)** | 0.07 |
| Total | **$ 1.06** | $ 1.51 |
| Average Shares Outstanding for EPS—Diluted | **17,789** | 17,991 |
| Cash Dividends | **$ .175** | $ .160 |
| Book Value | **$ 17.59** | $ 16.53 |
| **Financial Position** | | |
| Total Assets | **$1,090,674** | $1,053,942 |
| Shareholders' Equity | **$ 308,908** | $ 291,876 |
| **Performance Ratio** | | |
| Combined Ratio (American Modern's Property and Casualty Companies) | **100.6%** | 99.8% |

**Revenues Grow 8.5% in 2002**

(dollars in millions)




**Midland's revenues continued to grow, as a 67.0 percent growth in the company's other specialty lines offset a decline in manufactured housing premiums due to challenges in that marketplace.**

**Net Income and Net Income Before Capital Gains (Losses) and Change in Accounting Principle Per Share**




Adjusted to reflect 2-for-1 stock split in July 2002.

**The rate increases and underwriting actions begun in 2002 are expected to put performance back on track with the company's historic level of performance.**

**Book Value Per Share Up 6.4% to $17.59**




Adjusted to reflect 2-for-1 stock split in July 2002.

**Over the past 10 years, book value has grown at a compounded annual rate of 10.9 percent.**

# Letter to Shareholders

Shaping tomorrow today is more than a matter of planning. It is a matter of doing... of strategically setting a course, implementing it, and making adjustments along the way to stay on track. It often is a matter of courage, a willingness to see beyond what *is* to determine what *will be.*

In 2002, we were reminded in many ways that our actions today shape the future for our company. We needed to balance "staying the course" with responding appropriately to market challenges and opportunities. We assumed the mantle of market leadership in various areas and innovated in the face of an evolving business environment. We maintained our long-term focus in the face of short-term challenges.



*From left, John W. Hayden, President and Chief Executive Officer and Joseph P. Hayden III, Chairman and Chief Operating Officer*

We met these challenges with creativity, courage and vision, embracing the important decisions that needed to be made while remaining true to our values. As a result, we see a bright future for our company.

## Balance "Staying the Course" with Responsiveness

As a leader in the specialty insurance arena, we recognized a number of years ago that we needed to expand our core group of products to more thoroughly serve the needs of our business partners, especially in our Agency channel of distribution.

That strategic direction produced greater balance in premiums written among our various product lines in 2002, with manufactured housing premium representing less than 50 percent of total premiums, compared with 62 percent just three years before. The fact that we were able to achieve property and casualty premium growth of 5.9 percent at a time when our manufactured housing premium dropped 9.6 percent bears testament to the success of product diversification as a growth strategy. All other specialty lines -- such as motorcycle, site-built dwelling, mortgage fire, recreational vehicle, credit life and collector automobile products -- collectively grew 45.8 percent to $237.8 million in 2002. While we remain fully committed to the long-term potential of the manufactured housing market, these new product lines provide the increased flexibility and agility we need to create and capture growth opportunities in a changing environment.

During 2002, American Modern's largest market – manufactured housing – saw a continued decline in new home shipments to 168,000 units, a decrease of 13.0 percent from the 193,000 units shipped in 2001, a trend that is attributable to our nation's broad-based economic problems and several factors unique to the manufactured housing marketplace. But, we remain committed to the market, and are confident both in its recovery and in our ability to serve it extraordinarily well. Because, even though 2002 shipments lagged, manufactured housing continues to contribute to the American dream of home ownership.

In the meantime, we have focused our expertise on products and services tailored to support our Agency, Finance and Point-of-Sale partners. In particular, we continue to strengthen relationships with key Agency business partners who help position us to penetrate the increasing percentage of manufactured homes that are financed through traditional lenders and insured through the Agency channel. This effort, when coupled with American Modern's growth in other specialty products, led to a 36.8 percent increase in net written premium in the Agency channel of distribution, making an important contribution to the company's growth objectives in 2002.




Our enviable history of record-breaking results often made it difficult in recent years to gain approval from state departments of insurance for rate increases of the magnitude deemed appropriate. Our ability to obtain rate increases improved in 2002, enabling American Modern to successfully file for manufactured housing rate increases averaging approximately 10 percent, which will yield increases in earned premium over the next 12 to 24 months. With clear justification and a regulatory environment more receptive to rate adequacy, we are pursuing additional increases across all lines of business.

Rate increases in our motorcycle line in early 2003 will be our first meaningful increases in the market in two years due to the timing of our entry into that market. When we acquired GuideOne's motorsports book of business in September 2000, we focused initial efforts on system development and customer retention. Now, with the conversion nearly complete, we will be filing for rate increases averaging approximately 20 percent nationwide, as well as profit-enhancing product modifications throughout our motorcycle programs.

## Innovate in the Face of an Evolving Business Environment

We continued in 2002 to meticulously evaluate new business opportunities that would enhance our position within chosen specialty markets. One of the most notable was a new partnership forged with Bell & Clements, a London-based excess and surplus lines broker, that offered us an opportunity to better serve many of our General Agency partners in a relationship that provided a favorable reward-to-risk ratio. We anticipate that the largest portion of this premium will come from commercial physical damage lines. We have very high expectations for this partnership in 2003 and beyond.

## Maintain Long-term Focus in the Face of Short-term Challenges

We started 2002 with two quarters of record profits, but the second half of 2002 presented a

significant challenge. Abnormally high fire losses and significant storm losses from Hurricane Lili in early October, along with summer's seasonal upswing in losses in the motorcycle and watercraft areas, put added pressure on our profitability. Fortunately, the manufactured housing fire loss ratio in the fourth quarter returned to the improving trend line we had seen in the first half of the year. For the full year, weather-related catastrophe losses were approximately $11.5 million (pre-tax) more than in 2001. American Modern's property and casualty lines in 2002 had a combined ratio (expenses and losses calculated as a percentage of premiums earned) of 100.6 percent. While our combined ratio was substantially better than the industry's estimated 106.3 ratio, we are not satisfied with this result.

**Total Premiums Rise 6%**
**(Direct and Assumed Premiums Written)**
dollars in millions




**At a record $635.0 million, direct and assumed written premiums in 2002 underscored the efforts the company is making to diversify its product line.**

In total, net income (before capital gains (losses) and change in accounting principle) was $1.39 per share (diluted) including $1.19 per share related to catastrophe losses compared with $1.44 (diluted) per share in 2001, including 76 cents per share related to catastrophes.

Net income for 2002 was $1.06 per share, including 25 cents per share of capital losses and 8 cents per share of losses related to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets." In 2001, net income was $1.51 per share, including 7 cents per share of capital gains.

We believe our actions to address rates and focus on specialty lines of business where we can be a leader will help us return the combined ratio to the range of 96 to 98 percent in 2003 and beyond, trending back toward our long-term target of 95.5 percent.

We are pleased to report that Midland's investment portfolio continued to grow, reaching $739.8 million at year-end 2002, up from $704.0 at the end of 2001. From the outset of 2002, the investment portfolio weathered volatility in the market, with pre-tax net unrealized gains increasing by $5.5 million. The equity portfolio had a net decrease of $10.1 million, and the fixed income portfolio had a net increase of $15.6 million in 2002. These results affirm our philosophy of taking a balanced approach to managing the portfolio.

## Indicated Annual Dividend Increase Reflects Optimistic Outlook

Midland's shareholders' equity closed the year at a record $308.9 million, or $17.59 per share, up from $291.9 million, or $16.53 per share, at year-end 2001...a 6.4 percent increase per share. It is worth noting that the company's book value has grown at a compounded annual rate in excess of 10 percent over the last twenty years. During that same period, the compounded annual total return of 17.5 percent for Midland's stock outperformed the 12.7 percent return of the Standard & Poor's 500 and the 7.6 percent of the Russell 2000. Reflecting its confidence in the future, Midland's Board of Directors recently increased the company's indicated annual dividend for the 17th consecutive year.

The consistency of and confidence in our long-term financial strength was reinforced during the year with a reaffirmation of American Modern's A+ (Superior) rating and upgrade of American Modern's life subsidiaries to A- (Excellent) by A.M. Best. And, for the fourth consecutive year, the Ward Financial Group recognized American Modern as one of the Top 50 property and casualty insurers.

## Shaping Tomorrow Today

All in all, 2002 was a year of mixed blessings. We faced its challenges by maintaining our focus on the core operating principles that have made us an acknowledged leader in specialty property and casualty personal lines insurance. These principles define our company, providing the framework under which we make decisions about the form and function of our products and services, about the markets we choose to serve, about the distribution channels we develop and about the way we do business. Applying these principles today sets the stage for tomorrow's successes.

• ***Focus on Specialized Products.*** American Modern targets small, defensible market niches where our expertise in the evaluation, pricing and servicing of specialized risks can provide a competi-




tive advantage. Our focus is on insurance products that are characterized by lower per-claim costs but generally higher claim frequency than products with significant liability exposures.

* **Multiple Distribution Channels.** To complement our specialty focus, we employ several distinct channels of distribution. This enables American Modern to design products targeted to selected risk classes, more effectively diversifying exposure to risk. Two key components of American Modern's distribution strategy include a continued focus on the Agency channel and positioning products as part of the original purchase or financing transaction with lenders, manufacturers and retailers.

* **Leverage Multiple Company Structure across Distribution Channels.** American Modern owns six property and casualty companies, two life companies, three agencies and three service companies. We leverage this multiple company structure across our distribution channels to garner important flexibility in our ability to tailor product offerings to policyholders or business partners.

* **Consistent Underwriting Profit.** American Modern maintains a highly disciplined approach to underwriting. Our commitment to specialty niches has enabled us to develop analytical tools, pricing models and products designed for profitability. This underwriting expertise has contributed to the 96.8 percent average statutory combined ratio we have achieved over the past 10 years, which compares to an estimated industry average of 107.5 percent over the same period.

* **Expert Claims Management.** American Modern has invested substantial resources in our claims management infrastructure and in the training and development of staff adjusters to provide policyholders with timely and accurate claims processing. We employ more than 250 full-time associates in our claims department, including more than 145 field claims adjusters. The use of in-house claims staff results in greater customer satisfaction and improved underwriting results; our claims staff knows our products, and can generally settle claims quickly. In 2002, 87.2 percent of property claims

were settled within 30 days of notification, with many paid upon the initial review. This disciplined approach to the claims process has been a key contributor to the success of recent product diversification efforts.

- **Reduce Earnings Volatility via Risk Management.** American Modern has long been an industry leader in the use of modeling software to monitor weather-related catastrophe risk exposure. These techniques allow us to manage geographic concentration within high-risk areas, such as coastal and adjacent counties. As an example, although Florida has the largest number of manufactured homes in the United States, American Modern has chosen to limit our exposure in that state, which represented less than 4 percent of gross written premium in 2002. In addition, reinsurance programs help reduce exposure on large individual risks.

**Combined Ratio Consistently Outperforms Industry**




American Modern's property and casualty statutory combined ratio has averaged 96.8 percent over the last 10 years, well below the industry average of 107.5 percent.

- **Strategically Deploy Technology.** Our investment in information technology is part of a carefully planned strategy to ensure that American Modern's company-wide infrastructure is among the most advanced in the specialty insurance industry. A relatively low average premium per policy requires us to efficiently handle large volumes of transactions. Through modernLINK™, our Web-enablement initiative, American Modern seeks to even more efficiently meet the needs of business partners and policyholders by providing self-service opportunities over the internet. In 2002, we delivered important new functionality through the modernLINK initiative, including the ability for producers to rate, quote and submit manufactured home business via the internet. By leveraging technological advances, we will begin to benefit in 2003 from cost management and growth strategies that might be otherwise unattainable.

These principles define us as well as inspire us, guiding a future of growth that fits within these parameters. As discussed more fully on the following pages, we grow strategically, through organic expansion and policyholder retention, through key alliances and acquisitions, and through various fee-income opportunities. All the while, we remain committed to our core principles and to our mission.

## Remain True to Corporate Values

While the values of several generations of Midland leadership have served us well in today's regulatory environment, those values were born of an uncompromising belief in the dignity of fair play and respect for others. Integrity. Win/Win Solutions. Teamwork. Personal Growth. Humility. Creativity. Propriety. Sharing and Caring. And, Strong Work Ethic. These nine simple values have defined us for more than six decades. As others are legislated toward the standards that we set for ourselves almost 65 years ago, Midland will hold itself to an even higher standard...a standard that will continue to provide us with a sustainable competitive advantage for years to come.

## The Vision Remains Clear

The challenges may have been many in 2002. But our corporate mission, vision, values and operating strategies kept us clearly on course and put us in position for a rewarding future. To that end, in July our Board approved a two-for-one stock split, which increased the total number of shares outstanding to 17.6 million at December 31, 2002.

During the year, we also evaluated, filed and eventually withdrew plans for a secondary offering of our common stock. While conditions in early 2002 were advantageous for property and casualty insurance companies and small- to mid-capitalization value stocks, making it logical for Midland to consider raising capital through the sale of stock, subsequent events in the financial markets made the decision to withdraw the registration statement appropriate.

While a stock offering would have enhanced our already strong financial position and further increased the liquidity of our stock, the timing simply was not right. With or without an offering, we believe Midland and our insurance subsidiary,

# SHAPING TOMORROW WITH VISION



American Modern Insurance Group, are financially strong and well positioned to continue to support our business model.

Thanks to the coordinated and committed effort of more than a thousand associates who live our values daily, our 2003 business plan is one of the most comprehensive and integrated plans we have ever developed. We have aligned our corporate priorities with our resources and are fully prepared to continue the successes of our past. We have extended the line of sight of our associates so that each has a better understanding of where we're going as an organization and what we need to do to get there. In doing so, we have made leadership more than just a management responsibility.

Considerable challenges remain. Yet, we remain resolutely optimistic about our ability to succeed, as we close the book on 2002 and move with eager anticipation toward our future. We are confident that the creativity, courage and vision of our actions in the past year have shaped an enviable tomorrow for your company.

**Joseph P. Hayden III**
**Chairman and**
**Chief Operating Officer**

**John W. Hayden**
**President and**
**Chief Executive Officer**

February 6, 2003

# GROWTH OPPORTUNITIES

## Leveraging Our Leadership Position

Our core operating principles have made us an acknowledged leader in specialty property and casualty personal lines of insurance. We leverage those operating principles with strategic growth plans focused on organic expansion and policyholder retention, on key alliances and acquisitions, and on fee-income opportunities. The growth strategies are designed to shape our future and help us achieve our performance objectives, which include double digit annual growth in revenue and earnings per share.

ORGANIC GROWTH

POLICYHOLDER RETENTION

STRATEGIC ALLIANCES

FEE INCOME OPPORTUNITIES

# ORGANIC GROWTH

The current market environment provides significant opportunities for American Modern to leverage our product expertise and geographic breadth to expand premium volume in core product lines. These opportunities include:

• **Rate Increases.** During the past 12 months, American Modern filed rate increases for our manufactured housing products in most states. The majority of these increases, which have totaled approximately 10 percent, have been approved and will be reflected in increased earned premium over the next 12 to 24 months. Additional rate increases are planned for all product lines in 2003.

**Distribution Mix**
(Percentage of Total Direct and Assumed Written Premiums)



| | |
|---|---|
| Agency | 39.7% |
| Point of Sale | 20.6% |
| Lender | 19.3% |
| Financial Services | 14.1% |
| Strategic Alliances | 3.4% |
| All Other | 2.9% |

American Modern has developed strong relationships in multiple distribution channels to provide customers with convenient access to its specialty products.

**Product Mix**
(Percentage of Total Direct and Assumed Written Premiums)



| | |
|---|---|
| Manufactured Homes | 47.3% |
| Site Built Dwelling | 12.7% |
| Motor Sport | 10.5% |
| Credit Life & Related | 7.6% |
| Collateral Protection | 3.9% |
| Recreational Vehicle | 3.3% |
| Mortgage Fire | 3.2% |
| Watercraft | 3.0% |
| Long-Haul Truck | 1.9% |
| Commercial - Property | 2.8% |
| All Other | 3.4% |

With its deep roots and rich relationships in manufactured housing, the company remains a leader in that market but has added balance to its product base in recent years.

• **Enhanced Market Share:** Our deep relationships with agents, vertically integrated manufacturers, dealers and other business partners create pathways to enhance our market share and introduce new specialty insurance lines. For example, over the past 18 months, American Modern's Agency Conversion Department has converted more than $30 million in annualized premium. This premium – from agencies that previously generated a high volume of business for competitors – yielded approximately 80,000 new policyholders for American Modern. Our agreement with Fifth Third Bancorp is another example. In June 2002, American Modern announced an agreement to track insurance coverage via Ameritrac® on items such as automobiles, travel trailers and boats for which Fifth Third is the primary lender.

# POLICYHOLDER RETENTION

Customer retention is the lifeblood of an insurance company. For that reason, American Modern has always placed high priority on delivering the right combination of product, price, service and convenience to our customers. However, challenges within our core manufactured housing markets in recent years have served to underscore even further the importance of customer retention. In late 2002, that philosophy took clearer shape in the form of a comprehensive, three-year company-wide initiative that will focus on a wide variety of customer contact enhancements designed to help maximize customer loyalty.

For example, American Modern continues to improve our targeted communications to existing policyholders, expand the use of electronic payment systems for agent convenience in serving customer needs and provide Web-based capabilities that enable our agents and policyholders to conveniently access information about their insurance policies and billing status.

Additional emphasis on the quality and clarity of policyholder communications and on expanding a policyholder advocacy culture within our customer service and claims areas is expected to further enhance customer retention in the years ahead.



American Modern's policies-in-force grew significantly in 2002 driven by growth in the motorcycle line of business.

# STRATEGIC ALLIANCES

American Modern proactively establishes relationships with standard multi-line insurance companies where our specialty product expertise can assist such standard carriers in meeting the needs of their policyholders. In 2002, we took important steps to strengthen our relationships with key Strategic Alliance partners. By clarifying servicing roles, better defining underwriting guidelines and enhancing the on-line access of our partners to information about their customers, we realized improvement in performance within this business segment. Our focus on maximizing relationships with existing accounts effectively helped shaped tomorrow today by building a better, more reliable template for future growth.

Amica Mutual, for example, is one of our Strategic Alliance partners, offering manufactured housing and watercraft insurance through American Modern. Amica is the nation's oldest mutual insurer of automobiles. The company is a national writer of automobile, homeowner, marine, and personal umbrella liability coverage. Amica is consistently rated #1 in customer satisfaction for both auto and homeowner coverage by a leading consumer magazine.

As a result of our focus on enhancing the profitability of existing relationships in 2002, production within our Strategic Alliance accounts reached $21.3 million, a growth rate of 18.3 percent. We will continue to seek strategic alliances where we can leverage our specialty expertise in product, systems and claims.

# STRATEGIC ACQUISITIONS

We regularly evaluate acquisition opportunities of companies and selected books of business. We pursue acquisitions that will allow us to leverage our core competencies, enhance our leadership position, expand our specialty product offerings and broaden our distribution channels.

American Modern's disciplined approach to evaluating acquisition opportunities has resulted in successful acquisition activity. For example, in August 2000, American Modern acquired the operations and renewal rights of all of the motorcycle, watercraft and snowmobile insurance underwritten by GuideOne Specialty Mutual Insurance Company. American Modern's motorsports book of business (motorcycle and watercraft) has grown to more than 12.5 percent of gross written premium volume in 2002 from less than four percent in 1999.

Since the timing of acquisitions cannot be predicted, the contribution of acquisitions moving forward is difficult to quantify. These opportunities, however, offer potential that can contribute to accelerated premium growth and higher profitability.

# FEE INCOME OPPORTUNITIES

Another component of our growth strategies involves looking for opportunities to generate non-risk based fee income as we provide services to business partners and pursue internal premium growth. For example, Ameritrac® generated fee income and also produced approximately $68 million of insurance premium in 2002. Ameritrac tracks loan portfolios for financial institutions and places insurance on loans where the borrower does not provide evidence of insurance.

Ameritrac continues to diversify its services, reaching agreements with three new accounts in 2002 to provide claim disbursement services. Relationships with new accounts; the addition of services within current accounts, such as Fifth Third Bank; and the geographic expansion of service to Provident Bank's regional offices are clear indicators of the potential for profitable growth in 2003 and beyond.

# AMERICAN MODERN INSURANCE GROUP

## INVESTMENT PORTFOLIO







**In 2002, pre-tax investment income rose 5.0 percent as cash flow from operations helped to offset the low interest rate environment.**

## ANNUALIZED TOTAL RETURN

(Total Return is the rate of return on a portfolio that takes into consideration both interest income and dividends plus the change in the market value.)

| | Periods Ending December 31, 2002 | | |
|---|---|---|---|
| | 1 Year | 3 Years | 5 Years |
| EQUITIES: | | | |
| American Modern-Composite | -8.3% | -7.0% | 2.0% |
| American Modern-Excluding Investment In US Bancorp- | -18.8% | -14.9% | -0.4% |
| American Modern-US Bancorp only | 4.4% | 3.5% | 4.8% |
| S&P 500 | -22.1% | -14.6% | -0.6% |
| FIXED INCOME TOTAL RETURN: | | | |
| AMIG After Tax | 8.2% | 7.8% | 5.3% |
| After Tax Lehman Brothers Intermediate Government/Credit Index | 7.7% | 7.3% | 5.2% |
| FIXED INCOME PRE-TAX EQUIVALENT YIELD AS OF DECEMBER 31, 2002 | 6.2% | | |
| AVERAGE MATURITY AS OF DECEMBER 31, 2002 | 5.1 years | | |
| DURATION AS OF DECEMBER 31, 2002 | 3.9 years | | |

# SHAPING TOMORROW

## A Unique Investment in a Niche River Transportation Business.

M/G Transport and its sales and marketing arm, MGT Services Inc., continue to fill a niche in the barge transportation marketplace and today account for 4 percent of Midland's total revenues.

Collectively known as M/G, this barge affreightment subsidiary of Midland operates primarily in Louisiana from Baton Rouge to New Orleans. In 2002 M/G's pre-tax earnings declined to $0.5 million from $1.7 million in 2001. The decrease was primarily due to a disruption in traffic patterns for petroleum coke. M/G remains committed to the transportation of dry bulk commodities, as evidenced in its 30 new open hopper barges scheduled for delivery during the second quarter of 2003. While historical traffic patterns for petroleum coke returned in early 2003, downward pressure on rates continues to challenge the industry.




### Efficiency Continues to Define M/G

M/G provides superior service to large industrial clients, transporting dry cargoes such as petroleum coke, barite, sugar, iron ore, grain, steel pipe and other dry bulk commodities. The operations are concentrated on the Lower Mississippi River and westbound on the Gulf Intercoastal Waterway.

As of December 31, 2002, M/G serves its customers with a fleet of 194 jumbo hopper barges, owned or leased by the company. M/G supplements its fleet by chartering equipment or renting space from other operators as necessary to meet customer needs, thus providing operating flexibility.

M/G has been a sound investment for Midland, in particular because of its efficient operations. M/G generated $23.3 million in revenue in 2002, with an experienced staff of 15 employees. M/G remains attuned to market conditions and will respond with strategies designed to best take advantage of those conditions.

# SIX YEAR FINANCIAL SUMMARY DATA

THE MIDLAND COMPANY AND SUBSIDIARIES

| *(Amounts in thousands, except per share data)* | For the Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | 1999 | 1998 | 1997 |
| **Income Statement Data** | | | | | | |
| Revenues: | | | | | | |
| Insurance: | | | | | | |
| Premiums earned | **$ 577,668** | $ 508,233 | $456,120 | $400,991 | $375,478 | $311,159 |
| Net investment income | **35,455** | 33,802 | 30,774 | 25,292 | 23,908 | 21,332 |
| Net realized investment gains (losses)[a] | **(6,900)** | 2,023 | 4,646 | 3,486 | 6,354 | 4,170 |
| Other insurance income | **6,674** | 7,175 | 8,784 | 6,793 | 2,508 | 1,557 |
| Transportation | **23,285** | 34,826 | 33,119 | 31,327 | 33,059 | 34,933 |
| Other | **508** | 484 | 979 | 1,237 | 1,055 | 617 |
| Total | **636,690** | 586,543 | 534,422 | 469,126 | 442,362 | 373,768 |
| Costs and Expenses: | | | | | | |
| Insurance: | | | | | | |
| Losses and loss adjustment expenses | **341,015** | 292,188 | 240,680 | 204,365 | 210,015 | 171,163 |
| Commissions and other policy acquisition costs | **169,477** | 145,777 | 137,053 | 114,212 | 103,169 | 79,518 |
| Operating and administrative expenses | **73,459** | 73,322 | 70,755 | 66,541 | 54,309 | 49,118 |
| Transportation operating expenses | **22,641** | 32,898 | 28,828 | 29,255 | 28,287 | 30,079 |
| Interest expense | **3,849** | 4,368 | 4,132 | 4,067 | 4,991 | 4,983 |
| Other operating and administrative expenses | **508** | 1,286 | 2,305 | 6,973 | 4,064 | 4,204 |
| Total | **610,949** | 549,839 | 483,753 | 425,413 | 404,835 | 339,065 |
| Income Before Federal Income Tax, Cumulative Effect of Change in Accounting Principle and Loss from Discontinued Operations | **25,741** | 36,704 | 50,669 | 43,713 | 37,527 | 34,703 |
| Provision for Federal Income Tax | **5,437** | 9,482 | 15,206 | 12,534 | 10,595 | 10,336 |
| Income Before Cumulative Effect of Change in Accounting Principle and Loss from Discontinued Operations | **20,304** | 27,222 | 35,463 | 31,179 | 26,932 | 24,367 |
| Cumulative Effect of Change in Accounting Principle—Net[d] | **(1,463)** | — | — | — | — | — |
| Loss from Discontinued Operations[b] | **—** | — | — | — | — | (6,817) |
| Net Income | **$ 18,841** | $ 27,222 | $ 35,463 | $ 31,179 | $ 26,932 | $ 17,550 |
| Basic Earnings (Losses) Per Share of Common Stock[c]: | | | | | | |
| Income Before Cumulative Effect of Change in Accounting Principle and Loss from Discontinued Operations | **$ 1.17** | $ 1.58 | $ 1.96 | $ 1.71 | $ 1.49 | $ 1.36 |
| Cumulative Effect of Change in Accounting Principle[d] | **(0.08)** | — | — | — | — | — |
| Loss from Discontinued Operations[b] | **—** | — | — | — | — | (0.38) |
| Total | **$ 1.09** | $ 1.58 | $ 1.96 | $ 1.71 | $ 1.49 | $ 0.98 |
| Diluted Earnings (Losses) Per Share of Common Stock[c]: | | | | | | |
| Income Before Cumulative Effect of Change in Accounting Principle and Loss from Discontinued Operations | **$ 1.14** | $ 1.51 | $ 1.89 | $ 1.65 | $ 1.43 | $ 1.32 |
| Cumulative Effect of Change in Accounting Principle[d] | **(0.08)** | — | — | — | — | — |
| Loss from Discontinued Operations[b] | **—** | — | — | — | — | (0.38) |
| Total | **$ 1.06** | $ 1.51 | $ 1.89 | $ 1.65 | $ 1.43 | $ 0.94 |
| Cash Dividends Per Share of Common Stock[c] | **$ .175** | $ .160 | $ .150 | $ .135 | $ .125 | $ .115 |

THE MIDLAND COMPANY AND SUBSIDIARIES

| (Amounts in thousands, except per share data) | For the Years Ended December 31, 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|
| **Balance Sheet Data** | | | | | | |
| Total Cash and Marketable Securities | **$ 745,733** | $ 715,295 | $701,048 | $620,957 | $593,857 | $504,106 |
| Total Assets | **1,090,674** | 1,053,942 | 993,850 | 888,057 | 837,220 | 760,463 |
| Total Debt | **90,401** | 84,141 | 85,045 | 69,838 | 76,085 | 92,309 |
| Unearned Insurance Premiums | **406,311** | 403,855 | 357,185 | 312,838 | 255,115 | 240,340 |
| Loss Reserves | **164,717** | 148,674 | 135,887 | 133,713 | 125,496 | 120,134 |
| Shareholders' Equity | **308,908** | 291,876 | 283,177 | 258,002 | 248,832 | 197,026 |
| Book Value Per Share(c) | **$ 17.59** | $ 16.53 | $ 15.73 | $ 13.56 | $ 13.30 | $ 10.55 |
| Common Shares Outstanding(c) | **17,566** | 17,660 | 18,001 | 19,032 | 18,704 | 18,668 |
| **Other Data** | | | | | | |
| *AMIG's Property and Casualty Operations* | | | | | | |
| Direct and Assumed Written Premiums | **$ 588,243** | $ 555,548 | $500,984 | $472,041 | $446,248 | $422,982 |
| Net Written Premium | **561,515** | 523,105 | 471,336 | 439,863 | 391,770 | 342,310 |
| Loss and Loss Adjustment Expense Ratio (GAAP) | **59.3%** | 57.8% | 52.9% | 51.2% | 56.1% | 55.1% |
| Underwriting Expense Ratio (GAAP) | **41.3%** | 42.0% | 43.3% | 43.2% | 40.8% | 40.7% |
| Combined Ratio (GAAP) | **100.6%** | 99.8% | 96.2% | 94.4% | 96.9% | 95.8% |
| *M/G Transport's Transportation Operations* | | | | | | |
| Net Revenues | **$ 23,285** | $ 34,826 | $ 33,119 | $ 31,327 | $ 33,059 | $ 34,933 |
| Net Income | **296** | 1,079 | 1,809 | 1,169 | 2,994 | 3,126 |
| Total Assets | **22,469** | 24,952 | 27,412 | 30,564 | 39,167 | 42,914 |
| Shareholders' Equity | **10,805** | 10,509 | 9,728 | 10,919 | 18,749 | 18,783 |

**Footnotes:**

(a) Net Realized Investment Gains (Losses) in 2002 and 2001 include the effect of SFAS 133 adjustments of $(0.2) million and $1.1 million, respectively.

(b) On September 29, 1997, the Company's sportswear subsidiary sold substantially all of its assets to Brazos, Inc., a subsidiary of Brazos Sportswear, Inc. The assets were sold for approximately $13.3 million in cash resulting in an after-tax loss on the disposal of approximately $3.3 million.

(c) Previously reported share information has been adjusted to reflect a three-for-one common stock split effective May 21, 1998 and a 2-for-1 stock split effective July 17, 2002.

(d) On January 1, 2002, the Company adopted SFAS 142 and recorded an impairment charge related to goodwill of $1.5 million, net of tax of $0.8 million.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

THE MIDLAND COMPANY AND SUBSIDIARIES

*The following discussion should be read in conjunction with our consolidated financial statements and the related footnotes. This discussion contains forward-looking statements. Forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors could cause actual results or achievements to differ materially from any future results or achievements expressed or implied by forward-looking statements.*

**Introduction**

The discussions of "Results of Operations" and "Liquidity, Capital Resources and Changes in Financial Condition" address our three reportable segments, which are manufactured housing insurance, all other insurance products and services and transportation. A summary description of the operations of each of these segments is included below.

Our specialty insurance operations are conducted through our wholly-owned subsidiary, American Modern Insurance Group, Inc. (American Modern) which controls six property and casualty insurance companies, two credit life insurance companies, three licensed insurance agencies and three service companies. American Modern is licensed, through its subsidiaries, to write insurance premium in all 50 states and the District of Columbia. Approximately 47% of American Modern's property and casualty and credit life gross written premium relates to physical damage insurance and related coverages on manufactured homes, generally written for a term of 12 months with many coverages similar to homeowner's insurance policies. All other insurance products and services include other specialty insurance products such as site-built dwelling, motorcycle, watercraft, recreational vehicle, extended service contract, mortgage fire, collateral protection, credit life, long-haul truck physical damage, commercial, excess and surplus lines and also includes the results of our fee producing subsidiaries.

M/G Transport Services, Inc. and MGT Services, Inc. (collectively M/G Transport) operates a fleet of dry cargo barges for the movement of dry bulk commodities such as petroleum coke, ores, barite, fertilizers, sugar and other dry cargoes primarily on the lower Mississippi River and its tributaries.

**Overview of Recent Trends**

*Motorcycle and Site-built Dwelling Premium Increase*

While manufactured housing insurance remains American Modern's largest single product, over the most recent 18 months, motorcycle and site-built dwelling insurance have become more significant to the growth in premium volume. In the second half of 2000, American Modern acquired the motorsport book (motorcycle and, to a lesser extent, snowmobile and watercraft) from GuideOne Insurance Company. In 2002, motorcycle gross written premium increased 52.5% over 2001 levels to $60.4 million. American Modern's future growth in motorcycle premium is expected to be more consistent with the rate of growth in our total premium volume. Premium from site-built dwelling insurance has increased for American Modern due to a tightening of underwriting restrictions by standard carriers with respect to conventional homeowner risks. In 2002, site-built dwelling written premium increased 117.9% over 2001 levels to $80.9 million. As a result of the standard carriers becoming more selective in their risk selection, American Modern also experienced increased premium volume in its standard homeowner programs. However, during the third quarter of 2002, American Modern de-emphasized its standard homeowner programs in favor of its dwelling fire programs. American Modern is currently undertaking a careful review of all of its site-built dwelling programs with the intent of tightening the product offering to target only those properties that fall outside the parameters of the standard homeowner's insurance market. As a result of these actions, American Modern's premium production from its site-built dwelling product lines is expected to be reduced in the near term from its current levels.

*Manufactured Housing Premium*

Manufactured homes have historically represented approximately one out of every five new single family housing starts in the United States. The industry became over built during the period between 1997 and 1999 as credit became readily available. New manufactured home sales were slower than historical averages during 2002 and this trend will likely continue in 2003. As a result, American Modern has experienced a 10% decrease in its manufactured housing insurance premium volume due to a decline in the premium generated through its point of sale channel of distribution coupled with American Modern's decision to terminate unprofitable business.

*Rate Increases*

Over the past 12 months, we have been approved for and are implementing nationwide rate increases in our manufactured housing products. The majority of these increases, which have averaged between nine and ten percent, were approved as of December 31, 2002. We have also received approval for, and are implementing rate increases in many of our other major product lines. In 2003, American Modern is filing for single digit rate increases in its manufactured housing products and for double digit increases in several of its other products.

*Fire Loss Ratio*

American Modern experienced higher than normal levels of losses caused by fire in its manufactured housing and site-built lines during the second half of 2000 and continuing through most of 2001 and 2002. It is American Modern's experience that the fire loss ratio increases during economic downturns. In response to this trend, American Modern has been aggressively pursuing rate increases in its manufactured housing products and site-built programs. While American Modern's fire loss ratio remains higher than normal, the manufactured housing fire ratio improved considerably during 2002 decreasing to 22.9% from 24.7% in the prior year.

*Changing Mix of American Modern's Distribution Channels*

American Modern has experienced a significant increase in the percentage of its gross written premium generated through its agency channel driven by its growth in motorcycle premium and also due to American Modern's successful conversion of agency books of business to American Modern from other insurance companies. American Modern's premium volume generated by its lender and point of sale channels decreased in 2001 and also in 2002 as a result of the slowdown in new manufactured housing sales and the decision to terminate certain unprofitable books of business.

*Discontinued Commercial Liability*

In September 2001, American Modern announced that it was exiting the commercial liability line of coverages that had been provided to manufactured home parks and dealerships. The net earned premium related to this line was $11.3 million, $17.6 million and $16.4 million for 2002, 2001 and 2000, respectively. During 2002, American Modern continued to write commercial liability coverages in those states that had required a longer period to exit the market. This premium volume, on a written basis, was only $3.4 million in 2002 and is expected to be minimal in 2003. In 2002, the underwriting performance of this line substantially improved over the prior year.

*Shift Away from Chattel Financing*

Manufactured housing sales have traditionally been financed as personal property through a financing transaction referred to as chattel financing. Several large chattel lenders over the past 18 months have ceased, or substantially reduced, lending for manufactured housing. As a result, manufactured housing sales have slowed and there has been a shift to more traditional mortgage loan financing on manufactured homes. American Modern has or had relationships with several of the chattel lenders who reduced their lending or exited this market. This, coupled with American Modern's decision to terminate certain unprofitable business in the lender channel, has resulted in a decrease in the amount of premium volume American Modern has generated through its lender channel.

## Results of Operations
## Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

### Manufactured Housing

Manufactured housing gross written premiums decreased 9.6% to $304.1 million in 2002 from $336.5 million in 2001. The manufactured housing insurance product is our primary product offering and currently represents 47.8% of our total property and casualty and life gross written premium. The decrease in gross written premium related to this product offering is due primarily to depressed market conditions within the manufactured housing segment coupled with American Modern's decision to terminate certain unprofitable businesses related to this product offering in 2001.

While manufactured housing gross written premiums decreased in 2002, the earned premiums for manufactured housing increased 2.2% to $325.3 million in 2002 from $318.3 million in 2001. This increase was primarily due to the earnings related to multi-year premiums written in the prior year. The manufactured housing combined ratio was 99.4% in 2002 compared to 97.1% in 2001. The increase in the combined ratio was generally due to an increase in catastrophe losses offset by an improvement in the fire loss ratio in 2002 compared to 2001. Losses and loss adjustment expenses are discussed further for the total insurance segment below. Several other items, such as investment income, are allocated to product lines, but are more meaningfully discussed in total and have been included in the sections that follow.

In 2002, Conseco Agency, American Modern's largest customer, accounted for less than 10% of American Modern's total property and casualty gross written premium as compared to approximately 16% in 2001. Approximately 90% of the premium written through Conseco in 2002 resulted from the renewal of policies from existing Conseco Agency policyholders and, therefore, was not dependent upon new loan financing.

### All Other Insurance

Gross written premiums in American Modern's other specialty property and casualty products (non-manufactured housing products) collectively increased 29.7% to $284.1 million in 2002 compared to $219.0 million in the prior year. Driving this growth were American Modern's site built dwelling and motorcycle products, which together increased 84.2% in 2002 as compared to 2001. However, these are relatively new product offerings which are not expected to grow at this pace in 2003.

Credit life gross written premium increased 4.7% to $46.8 million in 2002 from $44.7 million in 2001. Due to recent industry regulations, the industry is transitioning to a monthly pay product which will result in a decrease in gross written credit life premium in 2003, however, earned premium should not be affected by this change.

American Modern's other insurance income decreased 7.0% from $7.2 million in 2001 to $6.7 million in 2002. This decrease was primarily due to the closing of an unprofitable agency operation. American Modern Insurance Group's portfolio tracking operation, Ameritrac®, continues to expand its client base and grow its loan-tracking portfolio. Ameritrac® and our other wholly owned insurance agencies continue to be significant contributors to American Modern's gross written property and casualty insurance premiums as they collectively generated $89.9 million in premium volume in 2002.

Excluding the impact of net investment income and net capital gains and losses, the pre-tax loss from all other insurance collectively was $2.1 million in 2002 compared to $5.9 million in 2001.

**Combined Insurance (Manufactured Housing and All Other Insurance)**

*Insurance Investment Income and Realized Capital Gains*

Although net investment income is allocated to segments and product lines, the investment portfolio is generally managed as a whole and therefore is more meaningfully discussed in total. American Modern's net investment income (before taxes and excluding net realized investment gains and losses) increased 5.0% to $35.5 million in 2002 from $33.8 million in 2001. Net investment income increased due to cash flow generated from operations. Conversely, due to the depressed interest rate environment, reinvestment rates relative to American Modern's fixed income portfolio continue to be down. The annualized pre-tax equivalent investment yield on American Modern's fixed income investments, which is net interest income divided by the average amount of fixed income assets, was 6.0% in 2002 as compared to 6.2% in 2001.

Excluding the impact of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and impairments, American Modern's pre-tax net realized capital gains (losses) decreased from a gain in 2001 of $0.9 million to a loss of $2.0 million in 2002. The impact of embedded derivatives on American Modern's net realized capital gains (losses), on a pretax basis, was a $1.1 million gain in 2001 and loss of $0.2 million in 2002. We conduct quarterly comprehensive reviews of individual portfolio holdings that have market values less than their respective costs for "other-than-temporary" impairment. These quarterly reviews led us to realize impairment losses of approximately $4.6 million in 2002, which are included in capital losses. The impairment losses that were realized in 2002 emanated primarily from the higher-yielding corporate bond and convertible portfolios. Other-than-temporary impairment losses realized in 2001 were not material.

*Insurance Losses and Loss Adjustment Expenses (LAE)*

Insurance losses and loss adjustment expenses increased 16.7% to $341.0 million in 2002 compared to $292.2 million in 2001. This increase was due to the 13.7% growth in net earned premium and an increase in the level of catastrophe losses offset by an improvement in fire related losses in 2002. Pre-tax weather related catastrophe losses increased to $32.6 million in 2002 from $21.0 million in 2001. Hurricane Lili, in the fourth quarter of 2002, resulted in $10.2 million of pre-tax losses.

*Insurance Commissions and Other Policy Acquisition Costs*

Commissions and other policy acquisition costs increased 16.3% to $169.5 million in 2002 from $145.8 million in 2001. This increase was primarily due to the 13.7% growth in net earned premium and certain non-recurring policy acquisition costs related to the transition of the motorcycle business to American Modern.

*Overall Property and Casualty Underwriting Results*

American Modern's property and casualty operations produced a pre-tax underwriting loss (property and casualty insurance earned premiums less incurred losses, commissions and operating expenses) of $3.7 million in 2002 compared to a pre-tax underwriting profit of $1.0 million in 2001. These results produced a combined ratio of 100.6% in 2002 compared to 99.8% in 2001. The weaker results in 2002 are primarily due to higher catastrophe losses in 2002 compared to the prior year. Increased losses from the motorcycle and site-built dwelling product lines were also contributing factors. Fire losses continue to be above normal but have decreased in 2002 relative to the prior year. Assuming normal weather patterns, we would expect the combined ratio to be in the range of 96.0% to 98.0% in 2003.

**Transportation**

Transportation revenues decreased 33.1% from $34.8 million in 2001 to $23.3 million in 2002. The decrease in transportation revenues was primarily attributable to a decrease in revenues from one major source of loadings. In addition, due to unfavorable market conditions during 2002, we elected to reduce our capacity by returning barges on short-term rentals and scrapping older barges. We anticipate single digit revenue growth for transportation in 2003 compared to 2002 levels.

Transportation operating expenses decreased 31.2% from $32.9 million in 2001 to $22.6 million in 2002 due to the decrease in loadings from one major source and the reduction of capacity.

**Corporate**

Other operating and administrative expenses decreased $.8 million to $.5 million due primarily to decreases in certain compensation based expenses related to bonuses and performance based stock awards. Offsetting these decreases in expenses were increases in certain professional fees related to special employee benefit studies and legal, audit and other fees incurred with the company's intended stock offering in 2002 which was subsequently withdrawn due to general market conditions.

## YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

**Manufactured Housing**

Manufactured housing and related gross written premium in 2001 of $336.5 million was comparable to 2000 levels of $338.6 million. The mobile home and related line of business has traditionally experienced a consistent level of growth. The static level of production from this product line in 2001, however, reflects an overall decline in the level of manufactured housing new home shipments in 2001 compared to 2000.

The earned premiums for manufactured housing increased 2.7% to $318.3 million in 2001 compared to $309.9 million in 2000. The combined ratio for manufactured housing was 97.1% in 2001 compared to 94.6% in 2000. The increase in the manufactured housing combined ratio was primarily due to an increase in higher than normal fire losses in 2001. The impact of fire losses is discussed in total under "Insurance Losses and Loss Adjustment Expenses" section that follows.

**All Other Insurance**

The growth in gross written premium in American Modern's other specialty insurance (non-manufactured housing products) was due primarily to volume increases in all other insurance, including the motorcycle, site-built dwelling, mortgage fire, recreational vehicle and credit life books of business. The most significant growth came from the motorcycle book that was acquired from GuideOne Insurance Company in 2001 contributing $44.5 million in gross written premium in 2001 as compared to $6.4 million in the prior year. Credit life gross written premium increased 12.5% to $44.7 million in 2001 from $39.7 million in 2000. This continued growth was primarily the result of an expansion of the credit life business with a large financial institution customer. Premium rate increases also contributed to American Modern's overall gross premium growth, but to a lesser degree than volume increases. American Modern is also seeking premium rate increases in various states in 2002 as part of its operating strategy.

*Other Insurance Income (Fee Income)*

American Modern's other insurance income decreased to $7.2 million in 2001 from $8.8 million in 2000. This decrease was primarily the result of the decline in American Modern's warranty and loan facilitation businesses. Although third-party fee income decreased in 2001, gross written premium generated by Ameritrac®, American Modern's insurance coverage tracking operations, in addition to premiums generated by our insurance agencies, increased 6.1% to $98.3 million in 2001.

**Combined Insurance (Manufactured Housing and All Other Insurance)**

*General Overview of Insurance Operations and Insurance Premium*

American Modern's gross written premium for the year ended December 31, 2001 increased 11.0% to $600.2 million from $540.7 million in 2000. Net earned premium for the year increased at a rate of 11.4% to $508.2 million from $456.1 million in 2000. This growth occurred despite on-going challenges within the manufactured housing industry, which resulted in a slight decrease in American Modern's manufactured housing premium volume in 2001. Diversification of American Modern's product offering was an important facet of 2001 growth performance, as was the continued diversification of its distribution channels. From a product diversification perspective, manufactured housing gross written premium represented 56.1% of all specialty insurance premium in 2001 compared to 62.6% in 2000. From a distribution channel perspective in 2001, American Modern experienced a 57.9% increase in gross written premium through the agency channel, which rose to 30.8% of the total in 2001 from 21.6% in 2000. That increase was driven by expanded and new relationships with leaders in the general agent marketplace, as well as significant premium conversion opportunities in the manufactured housing, motorcycle and watercraft lines of business. Despite the positive contributions from a top-line perspective, American Modern's contributions to our overall earnings for 2001 were somewhat depressed as a result of losses from commercial liability lines, a product line that American Modern decided to exit in September 2001, and higher-than-normal fire losses.

*Insurance Investment Income and Realized Capital Gains*

Although net investment income is allocated to segments and product lines, the investment portfolio is generally managed as a whole and therefore is more meaningfully discussed in total. American Modern's net investment income (before taxes and excluding net realized capital gains and the impact of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities") increased 9.8% to $33.8 million in 2001 from $30.8 million in 2000. The increase in investment income was primarily the result of the continued investment of the cash flow generated from underwriting and investment activities. On a cost basis, American Modern's invested asset base (cash and investments) of $651.1 million at December 31, 2001, increased $27.7 million from December 31, 2000.

Excluding the impact of SFAS No. 133, American Modern's after-tax net realized capital gains decreased to $0.6 million, $0.03 per share (diluted), in 2001, from $3.0 million, $0.16 per share (diluted), in 2000. The impact of accounting for embedded options under SFAS No. 133, which we adopted on January 1, 2001, increased net realized investment gains on an after-tax basis by $0.7 million, $0.04 per share (diluted), in 2001.

*Insurance Losses and Loss Adjustment Expenses (LAE)*

Insurance losses and LAE increased 21.4% to $292.2 million in 2001 from $240.7 million in 2000. This increase was due to the continued growth in earned premium coupled with increases in fire-related losses, discontinued commercial liability losses and catastrophe losses. Higher than normal levels of fire losses added $11.0 million (pre-tax, before any estimated adjustments for contingent commissions) of additional loss costs in 2001 over 2000. Losses stemming from the discontinued commercial liability business were $3.0 million (pre-tax) higher in 2001 than in 2000 and the impact of catastrophes was $9.7 million (pre-tax) higher in 2001 compared to 2000.

*Insurance Commissions, Other Policy Acquisition Costs and Operating and Administration Expenses*

Commissions, other policy acquisition costs and operating and administrative expenses increased 5.4% to $219.1 million in 2001 from $207.8 million in 2000. This increase is due primarily to the continued growth in earned premium and other insurance income coupled with a decrease in contingent commission expense due to a higher loss ratio in 2001 compared to 2000.

*Property and Casualty Underwriting Results*

American Modern's property and casualty operations generated pre-tax underwriting income of $1.0 million in 2001 compared to $17.0 million in 2000. This resulted in a combined ratio of 99.8% in 2001 compared to 96.2% in 2000. Again, the largest contributors to these weaker results were higher than normal fire losses, discontinued commercial liability losses and higher levels of catastrophe losses. Higher than normal fire-related losses increased the combined ratio by 2.9 percentage points in 2001 compared to only 1.3 percentage points in 2000. Discontinued commercial liability losses contributed 2.3 percentage points to the combined ratio in 2001 compared to 1.9 percentage points in 2000. Catastrophe losses, which were lower than normal in both years, contributed 4.3 percentage points to the combined ratio in 2001 as compared to 2.6 percentage points in 2000.

**Transportation**

Excluding a one-time pre-tax capital gain of $1.0 million from the sale of transportation equipment in 2000, transportation revenues increased 8.4% to $34.8 million in 2001 from $32.1 million in the prior year. Pre-tax operating profit (excluding capital gains) decreased to $1.7 million in 2001 from $2.8 million in 2000. The fluctuations in both revenue and operating profit are due to a change in shipping patterns to longer duration, and less profitable shipments in 2001 compared to 2000.

**Corporate**

Corporate operating and administrative expenses decreased $1.0 million in 2001 from $2.3 million in 2000 due to a reduction in bonus compensation expense as a result of the reduction in profits and certain severance costs incurred in 2000. These items collectively reduced operating expenses in 2001 by $.8 million on a pre-tax basis.

During 2000, Midland recorded a pre-tax gain of $7.4 million from the curtailment and settlement of a portion of its defined benefit pension plans. This gain was offset by $6.9 million (pre-tax) of one-time expenses related to consulting agreements with retired executives and excise taxes of $0.5 million on the withdrawal of a portion of overfunded pension assets. The net result of these transactions, exclusive of the excise tax, was included in the Consolidated Statements of Income as Other operating and administrative expenses in 2000. The excise tax component was included in the Provision for federal income tax. The net impact of these transactions was a net after-tax charge to earnings in 2000 of less than $200,000, or 1 cent per share on a post-split, dilutive basis.

## LIQUIDITY, CAPITAL RESOURCES AND CHANGES IN FINANCIAL CONDITION

**Consolidated Operations**

*Obligations and Commitments*

We have certain obligations and commitments to make future payments under contracts. As of December 31, 2002 the aggregate obligations (excluding the $7.5 million of future commitments relating to barge acquisitions as discussed below) on a consolidated basis were (amounts in 000's):

| | Payments Due By Period | | | |
|---|---|---|---|---|
| | Total | Less Than 1 Year | 2–5 Years | After 5 Years |
| Long-term Debt | $47,163 | $ 1,510 | $45,653 | $ — |
| Other Notes Payable | 43,238 | 43,238 | — | — |
| Annual Commitments Under Non-Cancelable Leases | 8,291 | 1,266 | 2,901 | 4,124 |
| Total | $98,692 | $46,014 | $48,554 | $4,124 |

Other than the annual commitments under non-cancelable leases noted above, there are no other material off-balance sheet obligations or guarantees.

*Capital Expenditures*

Expenditures for acquisition of property plant and equipment amounted to $10.7 million for 2002 and $9.7 million during the prior year. The amounts expended for the software development costs capitalized in connection with the development of modernLINK®, our proprietary information systems and web enablement initiative, amounted to $6.3 million in 2002 and the total software development cost capitalized related to this system has been $9.9 million from inception-to-date with an unamortized balance of $8.2 million at December 31, 2002. The initiative is being designed, developed and implemented in periodic phases to ensure its cost effectiveness and functionality. We are approximately 24 months into the process, which we expect to be completed over the next 24 to 36 months. The current budget for this project calls for additional expenditures of approximately $21.4 million over the next 3 years. However, actual costs may be more or less than what we estimate. The cost of the development and implementation is expected to be funded out of operating cash flow. This system is in development and its effectiveness has not been proven. Further, significant changes to the technology interface between American Modern and its distribution channel participants and policyholders, while unlikely, could significantly disrupt or alter its distribution channel relationships. If the new information systems are ultimately deemed ineffective, it could result in an impairment charge to our capitalized costs.

*Investment Portfolio*

The Company maintains a diversified investment portfolio consisting of both fixed income and equity securities that are classified as "available-for-sale" and are therefore valued at market value in the financial statements at December 31, 2002. The following summarizes our investment portfolio by category on December 31, 2002 (amounts in 000's):

| | | Gross Unrealized | | Market |
|---|---|---|---|---|
| 2002 | Cost | Gains | Losses | Value |
| Debt Securities: | | | | |
| Governments | $105,208 | $ 6,146 | $ 38 | $111,316 |
| Municipals | 162,923 | 11,214 | 10 | 174,127 |
| Corporates | 216,493 | 13,717 | 2,877 | 227,333 |
| Cash Equivalents | 73,338 | — | — | 73,338 |
| Other—Notes Receivable | 7,639 | — | — | 7,639 |
| Accrued Interest | 7,167 | — | — | 7,167 |
| Total | 572,768 | 31,077 | 2,925 | 600,920 |
| Equity Securities | 89,616 | 58,182 | 10,583 | 137,215 |
| Embedded Derivatives | 888 | — | — | 888 |
| Accrued Dividends | 735 | — | — | 735 |
| Total | 91,239 | 58,182 | 10,583 | 138,838 |
| Total Marketable Securities | $664,007 | $89,259 | $13,508 | $739,758 |

There is a readily determinable market value for all individual securities held in our portfolio with the exception of several notes/mortgage receivables and a mandatory redeemable preferred stock security that collectively have a carrying cost of $11.0 million. These securities do not trade on any recognized exchange or in any market, however, the Company continually monitors these investment and believes that their carrying costs are a reasonable approximation of their fair values. These investments are current with respect to the payment of their interest and/or dividend obligations.

Included as part of the equity and fixed income portfolios is a portfolio of higher yielding, corporate bonds and convertible securities that had a market value and cost at December 31, 2002 of approximately $73.9 million. This portfolio carried an average quality rating of approximately "BB". The total fixed income portfolio (including the higher yielding, corporate bonds and convertible securities) carried an average quality rating of approximately "AA".

Other than our US Bancorp common stock holding, valued at $52.2 million with a cost basis of $2.2 million at December 31, 2002, we have no other significant concentrations. The Company maintains a diversified portfolio that is actively monitored for concentrations to individual issuers and sectors.

At December 31, 2002, our equity security holdings that had an unrealized loss had a total cost of $49.4 million and a total market value of $38.8 million. These securities were spread across 11 identified industry sectors with the largest concentration in the Financial sector having a total cost of $11.7 million and a total market value of $9.8 million. Our largest gross unrealized loss in an identified sector was in the Utilities sector with a total cost of $6.8 million and a total market value of $4.7 million.

As of December 31, 2002, the gross unrealized losses in the equity portfolio were comprised of approximately 191 individual (of a total of 268) securities that are trading below their respective costs. For those equity securities that are trading below their cost, the average unrealized loss is $55,409 on an average cost basis of $258,758, or approximately 21.4% as of December 31, 2002, which is generally reflective of the overall equity market performance observed in 2002. With respect to the fixed income portfolio, the unrealized losses as of December 31, 2002 are comprised of 58 (of a total of 588) securities that were trading below their respective costs. For those fixed income securities trading below their cost, the average unrealized loss was $50,440 on an average cost basis of $500,990, or approximately 10.1%. There is no single position trading below its cost at December 31, 2002 that represents more than 0.8% of the total portfolio. Further, the largest unrealized loss for a single security was associated with an equity holding that had an unrealized loss of $539,000.

At December 31, 2002, our fixed income security holdings that had an unrealized loss had a total cost of $29.1 million and a total market value of $26.1 million. These securities were spread across nine identified financial asset categories with the largest concentration in Corporates/Industrials having a total cost of $8.3 million and a total market value of $6.9 million. The Corporate/Industrial asset category also represented our largest loss exposure to any single identified category.

The following chart summarizes the fixed income securities that had unrealized losses at December 31, 2002 by maturity (amounts in 000's):

| | Cost | Market Value |
|---|---|---|
| One year or less | $ 509 | $ 503 |
| After one year through five years | 3,584 | 3,378 |
| After five years through ten years | 17,379 | 14,896 |
| After ten years | 7,585 | 7,355 |
| Total | $29,057 | $26,132 |

At December 31, 2002, we had a total of $16.7 million of equity securities and $5.1 million of fixed income securities on a cost basis that were trading below cost for one year or longer.

Based on the characteristics management uses to evaluate individual securities for impairment, such as credit worthiness, length of time of continuous decline, management's intention to hold and prospect for recovery, we believe the unrealized losses included in our portfolio to be temporary at December 31, 2002.

We conduct quarterly comprehensive reviews of individual portfolio holdings that have market values less than their respective costs. In conducting these reviews and identifying those securities that are deemed to be other-than-temporarily impaired, we analyze facts and circumstances specific to each individual investment such as the length of time the fair value has been below the cost, our intent to sell or hold the security, the expectation for each individual security's performance, the credit worthiness and related liquidity of the issuer and the issuer's business sector. This analysis is conducted with the assistance of our external professional money managers who are familiar with the circumstances of each individual security. Finally, we consider factors and circumstances surrounding the individual securities that are trading below their cost when evaluating the possibility of additional other-than-temporary impairments that could be present within our investment portfolio.

These quarterly reviews led us to realize "other-than-temporary" impairment losses of approximately $4.6 million in 2002. Realized impairment losses were comprised of 10 separate transactions with an average impairment of $464,000. The largest single impairment charge was $947,000. There were no material other-than-temporary impairment losses realized in 2001. Impairment charges are included in the consolidated financial statements in "Net Realized Investment Gains/(Losses)." It is reasonably possible that the Company may incur further impairment losses in 2003 if existing market conditions continue. In 2003, our quarterly review for impairment will consider the aforementioned factors as well as any other relevant market considerations in making such a determination. The extent of such potential impairments, should management conclude an unrealized loss is other than temporary, while not possible to predict with certainty, would initially include those securities having an unrealized loss at December 31, 2002.

For the year ended December 31, 2002, we realized gross capital gains of $9.7 million and gross realized capital losses of $16.6 million, including $4.6 million of impairment related losses.

Realized capital gains for fixed income securities were comprised of 244 separate trades with an average capital gain of $25,955 per trade. Realized capital gains for equity securities was comprised of 442 separate trades with an average capital gain of $7,724 per trade.

Realized capital losses (exclusive of impairments) for fixed income securities were comprised of 136 separate trades with an average capital loss of $44,568 per trade. Realized capital losses for equity securities (exclusive of impairments) was comprised of 821 separate trades with an average capital loss of $6,976 per trade. The largest single realized capital loss was $1.4 million. This security had been trading below its cost for less than 4 months immediately prior to our sale of the security.

**Other**

On June 17, 2002, we announced a two-for-one stock split effective July 17, 2002. This stock split increased our common stock shares outstanding to 17.6 million shares as of December 31, 2002.

On July 17, 2002, we filed a registration statement with the Securities and Exchange Commission for a proposed secondary offering of our common stock. The proposed offering of 2,450,000 shares, included 2,000,000 shares to be offered by the Company and 450,000 shares to be offered by selling stockholders. In August 2002, we withdrew this registration statement due to adverse market conditions. The withdrawal of the registration statement did not, and is not expected to have a material impact on our liquidity as we believe our current capital resources are sufficient to support our business model.

On January 25, 2001 our Board of Directors approved an increase in the number of shares authorized under our share repurchase program by 1,000,000 shares (on a post split basis). 159,378 shares were repurchased under our share repurchase and incentive programs in 2002 and a total of 596,000 shares remain authorized for repurchase under terms of the Board authority. On April 25, 2002, our Board of Directors approved a two-year extension to the share repurchase program that will run through the date of the Board's second quarterly meeting in 2004. The resolution does not require us to repurchase our shares, but rather gives management discretion to make purchases based on market conditions and our capital requirements.

We paid dividends to our shareholders of $3.0 million and $2.8 million during 2002 and 2001, respectively. In January of 2003, our Board of Directors approved an indicated annual dividend of 19 cents per share from 17.5 cents per share in 2002.

We expect that cash and other liquid investments, coupled with future operating cash flows and our short-term borrowing capacity, will be readily available to meet our operating cash requirements for the next 12 months.

**Holding Company Operations**

Midland and American Modern are holding companies which rely primarily on dividends and management fees from subsidiaries to assist in servicing debt, paying holding company operating expenses and paying dividends to the respective shareholders. The payment of dividends to these holding companies from American Modern's insurance subsidiaries is restricted by state regulatory agencies. Such restrictions, however, have not had, and are not expected to have, a significant impact on our, or American Modern's, liquidity or our and American Modern's ability to meet our respective long or short-term operating, financing or capital obligations.

Midland has a commercial paper program under which qualified purchasers may invest in the short-term unsecured notes of Midland. As of December 31, 2002, we had $4.2 million of commercial paper debt outstanding, $3.8 million of which represented notes held either directly or indirectly by our executive officers and directors. The effective yield paid to all participants in this program was 1.3% as of December 31, 2002, a rate that is considered to be competitive with the market rates offered for similar instruments. Midland's commercial paper is payable upon

demand and is not rated. As of December 31, 2002, Midland also had $73.0 million of conventional short-term credit lines available at costs not exceeding prime borrowing rates, of which $39.0 million was outstanding. These lines of credit contain minimal covenants and are typically drawn and repaid over periods ranging from two weeks to several months. Additional short-term borrowing lines are available at the discretion of various lending institutions with comparable rates and terms. These short-term borrowings increased $13.0 million from $26.0 million since December 31, 2001 due primarily to transactions related to associate incentive and awards programs, a return of assets to our pension plan received in a prior year, the payment of dividends to our shareholders and the financing needs related to our commercial paper program. We also have a mortgage obligation related to the financing of our corporate headquarters building. As of December 31, 2002, the outstanding balance of this mortgage was $16.5 million. This mortgage obligation includes normal and customary debt covenants for instruments of this type. Monthly principal and interest payments are required until maturity in December, 2005. The effective interest rate on this obligation is 6.8%.

The Company maintains a qualified defined benefit pension plan (the "Qualified Plan") and an unfunded retirement plan to provide benefits in excess of amounts permitted to be paid under the provisions of the tax law to participants in the Qualified Plan. The Qualified Plan covers employees who were employed prior to March 31, 2000 and elected not to transfer their retirement benefit under the Qualified Plan to a defined contribution plan. Employees hired after March 31, 2000 are not eligible to participate in the Qualified Plan but are eligible for the defined contribution plan. There were approximately 185 and 204 active Qualified Plan participants at January 1, 2002 and 2001, respectively. The number of active plan participants is expected to decrease in future years as the Qualified Plan is not open to new employees.

The cost of our defined benefit pension plans is not significant to our operations and changes in pension plan assumptions will not have a material impact on our operating results. Our pension expense/(income) for all defined benefit pension plans approximated $571,000 and ($282,000) for the years ended December 31, 2002 and 2001, respectively, and is calculated based upon actuarial assumptions, including an expected long-term rate of return on our Qualified Plan assets of 9.4% and a discount rate of 6.75%. In developing our expected long-term rate of return assumption, we evaluated input from our actuaries, including their review of asset class return expectations,long-term inflation assumptions and our actual 10-year historical average asset plan return of 10.9%. Our expected long-term rate of return on Qualified Plan assets is based on asset allocation range assumptions of 50% to 80% in equity securities and 20% to 50% in fixed income securities. Our actual asset allocation as of December 31, 2002 was approximately 55% in equity securities and 45% in fixed income securities. We regularly review our actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. We will continue to evaluate our actuarial assumptions, including our expected rate of return, at least annually, and will adjust as necessary.

We base our determination of pension expense on a market-related valuation of assets, which recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose include realized and unrealized gains or losses using the market-related value of assets.

The discount rate that we utilize for determining future pension obligations is based on a review of long-term bond yields that receive one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis has decreased to 6.75% at December 31, 2002 from 7.25% at December 31, 2001. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in our pension plans.

The impact of actuarial changes of our defined benefit plans is lessened, given our pension plans were frozen in 2000 and the majority of participants elected to opt out of the plan and move into our defined contribution plan. For instance, lowering the expected long-term rate of return on our Qualified Plan assets by 1.0% (from 9.4% to 8.4%) would have increased our pre-tax pension expense for fiscal 2002 by approximately $200,000. Lowering the discount rate by 0.5% would have increased our pre-tax pension expense for all defined benefit pension plans for fiscal 2002 by approximately $75,000.

The value of our Qualified Plan assets has increased from $15.2 million at December 31, 2001 to $16.5 million at December 31, 2002. The increase was primarily due to a $3.6 million reversion of previously withdrawn plan assets, which was offset by investment losses of $1.6 million and benefit payments of $0.7 million. The market value of the Qualified Plan assets was less than the Accumulated Benefit Obligation by $663,000 at December 31, 2002, down from an excess of $130,000 at December 31, 2001. We believe that, based on our actuarial assumptions, we will not be required to make any cash contributions to our Qualified Plan in 2003 and do not expect the defined benefit plans to impact our liquidity in the upcoming years.

**Insurance**

American Modern generates cash inflows primarily from insurance premium, investment income, proceeds from the sale of marketable securities and maturities of debt security investments. The principal cash outflows for the insurance operations relate to the payment of claims, commissions, premium taxes, operating expenses, capital expenditures, income taxes, dividends and inter-company borrowings to us and the purchase of marketable securities. In each of the periods presented, funds generated from the insurance operating activities were used primarily to purchase investment grade marketable securities, accounting for the majority of the cash used in investing activities.

The market value of American Modern's investment portfolio increased 5.3% from December 31, 2001, to $744.8 million at December 31, 2002. This increase in the market value of the investment portfolio was the result of the investment of cash flow from underwriting activities and the

reinvestment of investment income plus a $3.4 million increase in the unrealized appreciation in the market value of securities held. The increase in the unrealized appreciation was due to a $10.1 million increase in unrealized appreciation related to the fixed income portfolio offset by a $6.8 million decrease in the unrealized appreciation related to the equity portfolio. American Modern's largest equity holding, 2.3 million shares of U.S. Bancorp, increased to $49.5 million as of December 31, 2002 from $48.9 million as of December 31, 2001.

The average maturity and duration of American Modern's fixed income investment portfolio as of December 31, 2002 was 5.1 years and 3.9 years, respectively, which management believes provides adequate asset/liability matching.

American Modern has a $60.0 million long-term credit facility available on a revolving basis at various rates. As of December 31, 2002, there was $30.0 million outstanding under these facilities.

During the first quarter of 2002, American Modern entered into an interest rate swap agreement with a consortium of three banks. Under the terms of this agreement, the floating interest rate related to $30.0 million outstanding under American Modern's long-term credit facility has been effectively fixed at 5.6% until December 1, 2005, the maturity date. The fair value of this agreement as of December 31, 2002 was a liability of $1.9 million and is included in Other Payables and Accruals.

Accounts receivable is primarily comprised of premium due from both policyholders and agents. In the case of receivables due directly from policyholders, policies are cancelable in the event of non-payment and thus offer minimal credit exposure. Approximately 78% of American Modern's accounts receivables relate to premium due directly from policyholders as of December 31, 2002. In the case of receivables due from agents, American Modern has extended payment terms that are customary and normal in the insurance industry. Management monitors its credit exposure with its agents and related concentrations on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the agent, American Modern cannot assure collections in full. Where management believes appropriate, American Modern has provided a reserve for such exposures. Since December 31, 2001, American Modern's accounts receivable has decreased $3.0 million to $79.7 million as of December 31, 2002 due to the continued growth in insurance premiums written offset by the $9.6 million reduction in receivable due from Conseco Agency, Inc.

American Modern's receivable balance from its largest customer, Conseco Agency, Inc., decreased from $20.7 million as of December 31, 2001 to $11.1 million as of December 31, 2002. Conseco Agency filed for Chapter 11 bankruptcy on January 31, 2003, following the Chapter 11 filing of its' parent company on December 18, 2002. The Conseco Agency receivable is current at December 31, 2002. While we anticipate collection of the entire amount that is owed, it is possible that American Modern might not collect the full amount. If that happened, it could negatively impact our financial condition and results.

American Modern's receivable balance from Conseco Agency is secured by a pledge of the Agency's expirations and renewals on American Modern's in-force policies written through Conseco Agency. On February 3, 2003, the bankruptcy judge in the Conseco Agency Chapter 11 proceedings approved a motion filed by Conseco Agency seeking authority to continue doing business with American Modern, and with Conseco's other insurance partners, on a business as usual basis.

Various suitors have expressed an interest in Conseco. As of February 28, 2003, the most likely scenarios involved either a sale of Conseco Agency as a going concern under section 363 of the Bankruptcy Code, or a recapitalization of the Agency's parent under a Plan of Reorganization. Since we do not yet know what will transpire, we cannot be certain of the future course of American Modern's business relationship with Conseco Agency. However, American Modern's management believes that the company is well positioned to continue its business relationship with Conseco Agency, and/or its successors, regardless of what may happen in Conseco's Chapter 11 proceedings.

Reinsurance recoverables and prepaid reinsurance premium increased to $76.6 million at December 31, 2002 from $69.8 million at December 31, 2001. This increase was primarily due to a $8.6 million increase in ceded unearned premium offset by decreases in paid loss recoverables and ceded loss reserves since December 31, 2001. This fluctuation was due, in part, to the fact that American Modern experienced significant growth in its credit life operation, which cedes a significant portion of its gross premium to reinsurers. The increase in reinsurance recoverables and prepaid reinsurance premium is not expected to have an impact on American Modern's liquidity and capital resources.

American Modern's property and casualty operations specialize in writing shorter tailed property and casualty lines of business. American Modern does not write longer tailed business such as asbestos-related illness, environmental remediation or product liability.

American Modern's gross loss reserves at December 31, 2002 totaled $164.7 million. The gross loss reserves included $131.7 million for our property and casualty companies, $11.2 million for our life companies and $21.8 million for outstanding checks and drafts at December 31, 2002. At December 31, 2002, loss reserves, net of reinsurance recoverables, for our property and casualty and life companies totaled $115.6 million and $5.0 million, respectively. Management's recorded best estimate, on a net basis, for our property and casualty companies of $115.6 million is based on various assumptions, including, but not limited to, historical experience and historical loss patterns. Management's estimate was affirmed by the actuaries' estimated range for American Modern's property and casualty net loss reserves of $108.8 million to $119.5 million.

As of December 31, 2001 the estimated net reserve for property and casualty losses and loss adjustment expenses incurred in 2001 and all prior years was $102.9 million. During 2002, $54.2 million was paid on claims incurred in 2001 and prior and the estimate of remaining unpaid reserves as of December 31, 2002 was $40.3 million. This resulted in a net reduction of the 2001 estimated reserves of $8.4 million for losses incurred in 2001 and prior. This change in estimate is a result of receiving better information on the claims during the adjustment process, leading to a higher degree of certainty on

the ultimate loss amount for each claim. The majority of this change relates to losses incurred in the year 2001. The majority of our losses are short-tail in nature and adjustments to reserve amounts occur rather quickly. There were no specific events in 2002 that caused a change in our overall reserve assumptions. Conditions that affected this change may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate this redundancy to future periods.

We did not experience any significant change in the number of claims paid (other than for the growth in our business), average claims paid or average claim reserve that would be inconsistent with the types of risks we insured in the respective years. The number of new claims opened was approximately 116,500 in 2002, 106,000 in 2001 and 93,700 in 2000. The increase in claims opened correlates to the increase in policies in force for each period. The average indemnity paid (prior to reinsurance recoveries) on claims closed was $3,500 in 2002, $3,389 in 2001, and $3,333 in 2000. The average indemnity is impacted by the types of losses reported (fire, wind, etc.) during the period.

The number of claims reported but unpaid and the average reserve (prior to reinsurance recoveries) on these claims each period was: 2002 – 8,022 claims, $10,015 average reserve; 2001 – 6,353 claims, $11,642 average reserve; and 2000 – 6,882 claims, $9,386 average reserve. The number of claims and the average reserve for claims reported but unpaid at the end of each period is heavily impacted by weather events occurring late in the year which often produce a high number of small dollar claims. The difference between average indemnity paid during a year and the average indemnity on claims reported but unpaid is a result of small dollar claims being closed more quickly than high dollar, more complicated claims.

The increase in insurance commissions payable since December 31, 2001 reflect the continued growth in insurance premiums written. The decrease in other payables and accruals since December 31, 2001 reflects the timing of annual incentive payments and other operating costs.

Cash flow from the insurance operations is expected to remain sufficiently positive to meet American Modern's future operating requirements and to provide for reasonable dividends to Midland.

**Transportation**

M/G Transport generates its cash inflows primarily from affreightment revenue. Its primary outflows of cash relate to the payment of barge charter costs, debt service obligations, operating expenses, income taxes, dividends to Midland and the acquisition of capital equipment. Cash flow from the transportation subsidiaries is expected to remain sufficiently positive to meet future operating requirements.

The transportation subsidiaries entered into a seven-year lease in 2000 and a fifteen-year lease in 1999 for transportation equipment. Aggregate rental payments under these two operating leases over the next twelve years will approximate $7.5 million. No other transportation equipment was leased or purchased during 2002. As of December 31, 2002, M/G Transport operated a fleet of 194 barges, which are either owned or under a long-term lease arrangement. The average age of this fleet was approximately 12 years. M/G Transport also operated 51 barges under short-term rental arrangements at December 31, 2002. The majority of these short-term charters may be returned to their respective owners during the first six months of 2003. M/G Transport has committed to acquire or lease 30 new barges, which are scheduled for delivery during the second quarter of 2003 at an approximate total cost of $7.5 million. This acquisition and any future acquisitions would likely be financed through a combination of internally generated funds, external borrowings or lease transactions. As of December 31, 2002, the transportation subsidiaries had $0.7 million of collateralized equipment obligations outstanding. M/G Transport does not own or lease any towing equipment.

## Other Matters

**Comprehensive Income**

The difference between our net income and comprehensive income is the net after-tax change in unrealized gains (losses) on marketable securities, the after-tax change in the fair value of the interest rate swap agreement and additional minimum liability required at December 31, 2002 by our defined benefit pension plans. For the years ended December 31, 2002 and 2001 such changes increased or (decreased), net of related income tax effects, by the following amounts (amounts in 000's):

| | **2002** | 2001 |
|---|---|---|
| Changes in: | | |
| Net unrealized capital gains (losses) | **$ 3,379** | $(8,521) |
| Fair value of interest rate swap hedge | **(1,264)** | — |
| Additional minimum pension liability | **(417)** | — |
| Total | **$ 1,698** | $(8,521) |

For the years ended December 31, 2002 and 2001, net unrealized gains in equity securities decreased (net of income tax effects) by $6.7 million and $12.6 million, respectively. For fixed income securities, the net unrealized gains increased by $10.1 million and $4.1 million, respectively, for the same time periods.

Changes in net unrealized gains on marketable securities result from both market conditions and realized gains recognized in a reporting period. Changes in the after-tax fair value of the interest rate swap agreement are predicated on the current interest rate environment relative to the fixed rate of the swap agreement.

Changes in additional minimum pension liability are actuarially determined based on the funded status of the plans and current actuarial assumptions.

**Critical Accounting Policies**

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, revenues and expenses and related disclosures of contingent assets and liabilities. We regularly

evaluate our critical accounting policies, assumptions and estimates, including those related to insurance revenue and expense recognition, loss reserves, reinsurance levels and valuation and impairment of intangible assets such as goodwill. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. This process forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

*Insurance Revenue and Expense Recognition*

Premium for physical damage and other property and casualty related coverages, net of premium ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premium are recognized as income over the lives of the policies in proportion to the amount of insurance protection provided. American Modern does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premium written are expensed as incurred.

*Reserves for Insurance Losses*

American Modern's reserve for insurance losses is based on past experience of settling known claims as well as estimating those not yet reported. While management believes the amounts are fairly stated, the ultimate liability, once fully developed, may be more than or less than that provided. Management and its actuaries, both internal and external, regularly review these liabilities and adjustments are made as necessary in the current period. Management does not foresee any significant change in the manner in which it records its reserve for insurance losses.

*Reinsurance Risks*

By reinsuring certain levels and types of insurable risk with other insurance companies, American Modern limits its exposure to losses to that portion of the insurable risk it retains. However, if the reinsurer fails to honor its obligations, American Modern could suffer additional losses as the reinsurance contracts do not relieve American Modern of its obligations to policyholders. American Modern regularly evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. In addition, American Modern may require reinsurers to establish trust funds and maintain letters of credit to further minimize American Modern's exposure. We do not believe there is any significant concentration of credit risk arising from any single reinsurer. We expect that American Modern's reinsurers will satisfy their obligations. As of December 31, 2002, American Modern was owed $4.9 million, all of which is current, from reinsurers for claims that have been paid and for which a contractual obligation to collect from a reinsurer exists.

*Asset Impairment*

American Modern invests in various securities including U.S. Government securities, corporate debt securities, and corporate stocks. Investment securities in general are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with these securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could be material. Our management team meets at regular intervals and continually monitor investments and other assets that have fair values that are less than carrying amounts for other-than-temporary impairment. Factors such as the amount and timing of declines in fair values, the significance of the declines, the length of time of the declines, duration of fixed-maturity securities, interest payment defaults, nature of the issuers' operations, financial condition and industry factors, among others, are considered when determining investment impairment. Invested assets and property and equipment are monitored for impairment, such as significant decreases in market value of assets, changes in legal factors or in the business climate, an accumulation of costs in excess of the amount originally expected to acquire or construct an asset, or other such factors indicating that the carrying amount may not be recoverable.

*Stock Options*

Midland accounts for compensation expense under the "intrinsic value" based method under the provisions of Accounting Principles Board Opinion 25. As such, no compensation cost has been recognized for the stock option plans. Midland is currently assessing the voluntary change to the fair value based approach of accounting for stock based employee compensation for 2003, but has yet to make a final determination.

*Defined Benefit Pension Plans*

Midland maintains defined benefit pension plans for a limited number of active participants. The defined benefit pension plans are not open to employees hired after March 31, 2000. The pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return and a discount rate. In determining our expected long-term rate of return and our discount rate, we evaluate input from our actuaries, asset allocations and long-term bond yields. If other assumptions were used, the amount recorded as pension expense would be differ from our current estimate.

*Intangible Assets (Goodwill)*

As required by Statement of Financial Accounting Standards (SFAS) No. 142, we ceased amortizing goodwill effective January 1, 2002. Based on the impairment test required by SFAS No. 142 in the quarter ended March 31, 2002, a non-recurring charge of $1.5 million after-tax was taken against income and is reported as cumulative effect of change in accounting principle in the income statement. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over a 10-year period. The income statements for the years ended December 31, 2001 and 2000 include an after-tax expense of $0.4 million each year relating to goodwill amortization. As of December 31, 2002, our remaining goodwill balance was $2.1 million and is included in Other assets.

*Special Purpose Vehicles or Off Balance Sheet Business Arrangements*

We do not utilize any special purpose financing vehicles or have any undisclosed off-balance sheet arrangements. Similarly, we hold no fair value contracts for which a lack of marketplace quotations would necessitate the use of fair value techniques.

**New Accounting Standards**

The Financial Accounting Standards Board (FASB) issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities," SFAS 147 "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" and SFAS 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" during 2002. The adoption of SFAS Nos. 145, 146, 147 did not have a material impact on Midland's consolidated financial position or results of operations. Midland provided the prominent disclosures required by SFAS No. 148 and is currently assessing the appropriateness of a voluntary change to the fair value based approach of accounting for stock based employee compensation for 2003, but has yet to make a final determination.

During 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and Interpretation No. 46, "Consolidation of Variable Interest Entities." These interpretations had no impact on Midland as the Company had no guarantees, including loan guarantees such as standby letters of credit, or variable interest entities at December 31, 2002.

**Impact of Inflation**

We do not consider the impact of the change in prices due to inflation to be material in the analysis of our overall operations.

## Quantative and Qualitative Disclosures About Market Risk

Market risk is the risk that we will incur investment losses due to adverse changes in market rates and prices. Our market risk exposures are substantially related to American Modern's investment portfolio and changes in interest rates and equity prices. Each risk is defined in more detail as follows.

Interest rate risk is the risk that American Modern will incur economic losses due to adverse changes in interest rates. The risk arises from many of American Modern's investment activities, as American Modern invests substantial funds in interest-sensitive assets. American Modern manages the interest rate risk inherent in its investment assets relative to the interest rate risk inherent in its liabilities. One of the measures American Modern uses to quantify this exposure is duration. By definition, duration is a measure of the sensitivity of the fair value of a fixed income portfolio to changes in interest rates. Based upon the 3.9 year duration of American Modern's fixed income portfolio as of December 31, 2002, management estimates that a 100 basis point increase in interest rates would decrease the market value of its $608.7 million fixed income portfolio by 3.9%, or $23.7 million.

Equity price risk is the risk that American Modern will incur economic losses due to adverse changes in a particular stock or stock index. American Modern's equity exposure consists primarily of declines in the value of its equity security holdings. As of December 31, 2002, American Modern had $136.1 million in equity holdings, including $49.5 million of U.S. Bancorp common stock. A 10% decrease in the market value of U.S. Bancorp's common stock would decrease the fair value of its equity portfolio by approximately $5.0 million. As of December 31, 2002, the remainder of American Modern's portfolio of equity securities had a beta coefficient (a measure of stock price volatility) of 1.08. This means that, in general, if the S&P 500 Index decreases by 10%, management estimates that the fair value of the remaining equity portfolio will decrease by 10.8%.

The active management of market risk is integral to American Modern's operations. American Modern has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities.

## Forward Looking Statements Disclosure

Certain statements made in this report are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include certain discussions relating to future revenue, underwriting income, premium volume, investment income and other investment results, business strategies, profitability, liquidity, capital adequacy, anticipated capital expenditures and business relationships, as well as any other statements concerning the year 2003 and beyond. The forward-looking statements involve risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Factors that might cause results to differ from those anticipated include, without limitation, adverse weather conditions, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws or regulations affecting the operations of the company or its subsidiaries, changes in the business tactics or strategies of the company, its subsidiaries or its current or anticipated business partners, the financial condition of the company's business partners, acquisitions or divestitures, changes in market forces, litigation and the other risk factors that have been identified in the company's filings with the SEC, any one of which might materially affect the operations of the company or its subsidiaries. Any forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

# Consolidated Statements of Income

THE MIDLAND COMPANY AND SUBSIDIARIES

| (Amounts in thousands, except per share data) | Years Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| **Revenues:** | | | |
| Insurance: | | | |
| Premiums earned | **$577,668** | $508,233 | $456,120 |
| Net investment income | **35,455** | 33,802 | 30,774 |
| Net realized investment gains (losses) | **(6,900)** | 2,023 | 4,646 |
| Other insurance income | **6,674** | 7,175 | 8,784 |
| Transportation | **23,285** | 34,826 | 33,119 |
| Other | **508** | 484 | 979 |
| Total | **636,690** | 586,543 | 534,422 |
| **Costs and Expenses:** | | | |
| Insurance: | | | |
| Losses and loss adjustment expenses | **341,015** | 292,188 | 240,680 |
| Commissions and other policy acquisition costs | **169,477** | 145,777 | 137,053 |
| Operating and administrative expenses | **73,459** | 73,322 | 70,755 |
| Transportation operating expenses | **22,641** | 32,898 | 28,828 |
| Interest expense | **3,849** | 4,368 | 4,132 |
| Other operating and administrative expenses | **508** | 1,286 | 2,305 |
| Total | **610,949** | 549,839 | 483,753 |
| **Income Before Federal Income Tax and Cumulative Effect of Change in Accounting Principle** | **25,741** | 36,704 | 50,669 |
| **Provision for Federal Income Tax** | **5,437** | 9,482 | 15,206 |
| **Income Before Cumulative Effect of Change in Accounting Principle** | **20,304** | 27,222 | 35,463 |
| **Cumulative Effect of Change in Accounting Principle (Net of tax benefit of $787)** | **(1,463)** | — | — |
| **Net Income** | **$ 18,841** | $ 27,222 | $ 35,463 |
| **Basic Earnings (Losses) Per Share of Common Stock:** | | | |
| Income Before Cumulative Effect of Change in Accounting Principle | **$ 1.17** | $ 1.58 | $ 1.96 |
| Cumulative Effect of Change in Accounting Principle | **(0.08)** | — | — |
| Total | **$ 1.09** | $ 1.58 | $ 1.96 |
| **Diluted Earnings (Losses) Per Share of Common Stock:** | | | |
| Income Before Cumulative Effect of Change in Accounting Principle | **$ 1.14** | $ 1.51 | $ 1.89 |
| Cumulative Effect of Change in Accounting Principle | **(0.08)** | — | — |
| Total | **$ 1.06** | $ 1.51 | $ 1.89 |

See notes to consolidated financial statements.

# CONSOLIDATED BALANCE SHEETS

THE MIDLAND COMPANY AND SUBSIDIARIES

| *(Amounts in thousands)* | December 31, 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| **Marketable Securities:** | | |
| Fixed income (cost, $572,768 in 2002 and $542,563 in 2001) | **$ 600,920** | $ 555,159 |
| Equity (cost, $91,239 in 2002 and $91,191 in 2001) | **138,838** | 148,850 |
| Total | **739,758** | 704,009 |
| **Cash** | **5,975** | 11,286 |
| **Accounts Receivable—Net** | **91,633** | 88,108 |
| **Reinsurance Recoverables and Prepaid Reinsurance Premiums** | **76,626** | 69,795 |
| **Property, Plant and Equipment—Net** | **61,510** | 59,095 |
| **Deferred Insurance Policy Acquisition Costs** | **96,396** | 100,785 |
| **Other Assets** | **18,776** | 20,864 |
| **Total Assets** | **$1,090,674** | $1,053,942 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Unearned Insurance Premiums** | **$ 406,311** | $ 403,855 |
| **Insurance Loss Reserves** | **164,717** | 148,674 |
| **Insurance Commissions Payable** | **30,654** | 26,887 |
| **Funds Held Under Reinsurance Agreements and Reinsurance Payables** | **2,977** | 6,297 |
| **Long-Term Debt** | **47,163** | 48,619 |
| **Other Notes Payable:** | | |
| Banks | **39,000** | 26,000 |
| Commercial paper | **4,238** | 9,522 |
| Total | **43,238** | 35,522 |
| **Deferred Federal Income Tax** | **35,642** | 31,803 |
| **Other Payables and Accruals** | **51,064** | 60,409 |
| **Commitments and Contingencies** (Note 15) | — | — |
| **Shareholders' Equity:** | | |
| Common stock (issued and outstanding: 17,566 shares at December 31, 2002 and 17,660 shares at December 31, 2001 after deducting treasury stock of 4,290 shares and 4,196 shares, respectively) | **911** | 911 |
| Additional paid-in capital | **22,516** | 20,386 |
| Retained earnings | **279,826** | 264,057 |
| Accumulated other comprehensive income, net of tax | **47,573** | 45,875 |
| Treasury stock (at cost) | **(41,605)** | (38,698) |
| Unvested restricted stock awards | **(313)** | (655) |
| Total | **308,908** | 291,876 |
| **Total Liabilities and Shareholders' Equity** | **$1,090,674** | $1,053,942 |

See notes to consolidated financial statements.

# Consolidated Statements of Changes in Shareholders' Equity

THE MIDLAND COMPANY AND SUBSIDIARIES

*(Amounts in thousands)* Years Ended December 31, 2002, 2001 and 2000

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income | Treasury Stock | Unvested Restricted Stock Awards | Total | Comprehensive Income |
|---|---|---|---|---|---|---|---|---|
| **Balance, December 31, 1999** | $911 | $18,583 | $207,005 | $49,388 | $(15,786) | $(2,099) | $258,002 | |
| Comprehensive income: | | | | | | | | |
| Net income | | | 35,463 | | | | 35,463 | $35,463 |
| Increase in unrealized gain on marketable securities, net of related income tax effect of $2,661 | | | | 5,008 | | | 5,008 | 5,008 |
| Total comprehensive income | | | | | | | | $40,471 |
| Purchase of treasury stock | | | | | (15,432) | | (15,432) | |
| Issuance of treasury stock for options exercised and other employee benefit plans | | 109 | | | 959 | | 1,068 | |
| Cash dividends declared | | | (2,789) | | | | (2,789) | |
| Federal income tax benefit related to the exercise or granting of stock awards | | 479 | | | | | 479 | |
| Revaluation of stock options relating to an award modification | | 776 | | | | | 776 | |
| Amortization and cancellation of unvested restricted stock awards | | (109) | | | (145) | 856 | 602 | |
| **Balance, December 31, 2000** | 911 | 19,838 | 239,679 | 54,396 | (30,404) | (1,243) | 283,177 | |
| Comprehensive income: | | | | | | | | |
| Net income | | | 27,222 | | | | 27,222 | $27,222 |
| Decrease in unrealized gain on marketable securities, net of related income tax effect of $4,860 | | | | (8,521) | | | (8,521) | (8,521) |
| Total comprehensive income | | | | | | | | $18,701 |
| Purchase of treasury stock | | | | | (10,900) | | (10,900) | |
| Issuance of treasury stock for options exercised and other employee benefit plans | | (292) | | | 2,625 | | 2,333 | |
| Cash dividends declared | | | (2,844) | | | | (2,844) | |
| Federal income tax benefit related to the exercise or granting of stock awards | | 861 | | | | | 861 | |
| Amortization and cancellation of unvested restricted stock awards | | (21) | | | (19) | 588 | 548 | |
| **Balance, December 31, 2001** | 911 | 20,386 | 264,057 | 45,875 | (38,698) | (655) | 291,876 | |
| Comprehensive income: | | | | | | | | |
| Net income | | | 18,841 | | | | 18,841 | $18,841 |
| Increase in unrealized gain on marketable securities, net of related income tax effect of $2,117 | | | | 3,379 | | | 3,379 | 3,379 |
| Other, net of federal income tax of $906 | | | | (1,681) | | | (1,681) | (1,681) |
| Total comprehensive income | | | | | | | | $20,539 |
| Purchase of treasury stock | | | | | (3,893) | | (3,893) | |
| Issuance of treasury stock for options exercised and other employee benefit plans | | 627 | | | 1,049 | | 1,676 | |
| Cash dividends declared | | | (3,072) | | | | (3,072) | |
| Federal income tax benefit related to the exercise or granting of stock awards | | 1,570 | | | | | 1,570 | |
| Amortization and cancellation of unvested restricted stock awards | | (67) | | | (63) | 342 | 212 | |
| **Balance, December 31, 2002** | $911 | $22,516 | $279,826 | $47,573 | $(41,605) | $ (313) | $308,908 | |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

THE MIDLAND COMPANY AND SUBSIDIARIES

| *(Amounts in thousands)* | Years Ended December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net income | **$ 18,841** | $ 27,222 | $ 35,463 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **8,307** | 8,324 | 9,151 |
| Cumulative effect of change in accounting for goodwill | **2,250** | — | — |
| Provision for deferred federal income tax | **2,828** | 3,526 | 2,105 |
| Net realized losses (gains) from sale of investments | **6,680** | (915) | (4,646) |
| Increase in insurance loss reserves | **16,043** | 12,787 | 2,174 |
| Increase (decrease) in other accounts payable and accruals | **(9,778)** | (13,391) | 13,375 |
| Increase in reinsurance recoverables and prepaid reinsurance premiums | **(6,831)** | (23,765) | (2,879) |
| Decrease (increase) in deferred insurance policy acquisition costs | **4,389** | (9,211) | (6,406) |
| Increase in insurance commissions payable | **3,767** | 4,706 | 1,890 |
| Increase in net accounts receivable | **(3,525)** | (17,712) | (9,861) |
| Increase (decrease) in funds held under reinsurance agreements and reinsurance payables | **(3,320)** | 3,494 | (294) |
| Increase in unearned insurance premiums | **2,456** | 46,670 | 44,347 |
| Decrease (increase) in other assets | **(805)** | 6,372 | (9,919) |
| Other—net | **1,236** | 166 | (1,626) |
| Net cash provided by operating activities | **42,538** | 48,273 | 72,874 |
| **Cash Flows from Investing Activities:** | | | |
| Purchase of marketable securities | **(305,731)** | (268,283) | (258,485) |
| Sale of marketable securities | **243,363** | 181,999 | 167,923 |
| Maturity of marketable securities | **58,772** | 38,549 | 45,316 |
| Decrease (increase) in cash equivalent marketable securities | **(34,774)** | 24,091 | (24,051) |
| Acquisition of property, plant and equipment | **(10,667)** | (9,735) | (3,833) |
| Proceeds from sale of property, plant and equipment | **159** | 290 | 2,924 |
| Net cash paid in business acquisitions | **—** | — | (2,471) |
| Net cash used in investing activities | **(48,878)** | (33,089) | (72,677) |
| **Cash Flows from Financing Activities:** | | | |
| Increase (decrease) in net short-term borrowings | **7,716** | (9,498) | 19,470 |
| Purchase of treasury stock | **(3,893)** | (10,900) | (15,432) |
| Dividends paid | **(3,014)** | (2,818) | (2,747) |
| Issuance of treasury stock | **1,676** | 2,333 | 1,068 |
| Repayment of long-term debt | **(1,456)** | (1,406) | (4,263) |
| Issuance of long-term debt | **—** | 10,000 | — |
| Net cash provided by (used in) financing activities | **1,029** | (12,289) | (1,904) |
| **Net Increase (Decrease) in Cash** | **(5,311)** | 2,895 | (1,707) |
| **Cash at Beginning of Year** | **11,286** | 8,391 | 10,098 |
| **Cash at End of Year** | **$ 5,975** | $ 11,286 | $ 8,391 |
| **Interest Paid** | **$ 3,852** | $ 4,178 | $ 4,200 |
| **Income Taxes Paid** | **$ 6,700** | $ 4,000 | $ 12,457 |

See notes to consolidated financial statements.

*THE MIDLAND COMPANY AND SUBSIDIARIES*
*Years Ended December 31, 2002, 2001 and 2000*

## 1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company operates generally in two industries—insurance and transportation with the most significant business activities being in insurance.

The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use numerous estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The accompanying consolidated financial statements include estimates for items such as insurance loss reserves, income taxes, various other liability accounts and deferred insurance policy acquisition costs. Actual results could differ from those estimates. Policies that affect the more significant elements of the consolidated financial statements are summarized below.

**Principles of Consolidation**—The consolidated financial statements include the accounts of the Company and all subsidiary companies. Material intercompany balances and transactions have been eliminated. Share information has been adjusted for a 2 for 1 stock split effective July 17, 2002. Certain prior year amounts have been reclassified to conform to current year presentation.

**Marketable Securities**—Marketable securities are categorized as fixed income securities (cash equivalents, debt instruments and preferred stocks having scheduled redemption provisions) and equity securities (common, convertible and preferred stocks which do not have redemption provisions). The Company classifies all fixed income and equity securities as available-for-sale and carries such investments at market value. Unrealized gains or losses on investments, net of related income taxes, are included in shareholders' equity as an item of accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in income on a specific identification basis. At December 31, 2002 and 2001, the market value of the Company's investment portfolio includes approximately $40.5 million and $35.8 million, respectively, of convertible securities, some of which contain embedded derivatives. The embedded derivatives are valued separately and the change in market value of the embedded derivatives is included in net realized investment gains and losses on the Consolidated Statements of Income beginning in 2001.

Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Company's intent to sell or its ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within Net Realized Investment Loss in the Consolidated Statements of Income.

**Property and Depreciation**—Property, plant and equipment are recorded at cost. Depreciation and amortization are generally calculated over the estimated useful lives of the respective properties (buildings and equipment – 15 to 35 years, furniture and equipment – 3 to 7 years, and barges – 20 years). Depreciation expense recorded in 2002, 2001 and 2000 was (amounts in 000's): $8,093, $7,223 and $ $7,996, respectively.

The Company is in the process of developing an information technology system for its insurance operations. The system is known as modernLINK and its development began in 2000 and will continue over the next several years. All directly related costs associated with this system are capitalized. As components of the system are implemented and placed into service, depreciation commences using the straight-line method of depreciation over a four-year period. As of December 31, 2002, the unamortized balance of modernLINK's software development costs was $8.2 million.

**Federal Income Tax**—Deferred federal income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes. The Company continually reviews deferred tax assets to determine the necessity of a valuation allowance.

The Company files a consolidated federal income tax return which includes all subsidiaries.

**Insurance Income**—Premiums for physical damage and other property and casualty related coverages, net of premiums ceded to reinsurers, are recognized as income on a pro-rata basis over the lives of the policies. Credit accident and health and credit life premiums are recognized as income over the lives of the policies in proportion to the amount of insurance protection provided. The Company does not consider anticipated investment income in determining premium deficiencies (if any) on short-term contracts. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premiums written are expensed as incurred.

**Insurance Loss Reserves**—Unpaid insurance losses and loss adjustment expenses include an amount determined from reports on individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are fairly stated, the ultimate liability may be in excess of or less than the amounts provided. The methods of making such estimates and for establishing the resulting liabilities are continually reviewed and any adjustments resulting therefrom are included in earnings currently. Insurance loss reserves also include an amount for claim drafts issued but not yet paid.

**Allowance for Losses**—Provisions for losses on receivables are made in amounts deemed necessary to maintain adequate reserves to cover probable future losses.

**Reinsurance**—The Company reinsures certain levels of risk with other insurance companies and cedes varying portions of its written premiums to such reinsurers. Failure of reinsurers to honor their obligations could result in losses to the Company as reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. In addition, the Company pays a percentage of earned premiums to reinsurers in return for coverage against catastrophic losses. The Company also assumes a limited amount of business on certain reinsurance contracts. Related premiums and loss reserves are recorded based on records supplied by the ceding companies.

**Transportation Revenues**—Revenues for river transportation activities are recognized when earned. If freight services are in process at the end of a reporting period, an allocation of revenue between reporting periods is made based on relative transit time in each reporting period with expenses recognized as incurred.

**Statements of Cash Flows**—For purposes of the statements of cash flows, the Company defines cash as cash held in operating accounts at financial institutions. The amounts reported in the statements of cash flows for the purchase, sale or maturity of marketable securities do not include cash equivalents.

**Fair Value of Financial Instruments**—The carrying values of cash, receivables, short-term notes payable, trade accounts payable and any financial instruments included in other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments. Generally, the fair value of investments, including embedded derivatives, is considered to be the market value which is based on quoted market prices. The fair value of long-term debt is estimated using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities.

**Derivative Instruments**—The Company accounts for its derivatives under Statement of Financial Accounting Standard ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The standard requires recognition of all derivatives as either assets or liabilities in the balance sheet and requires measurement of those instruments at fair value through adjustments to either accumulated other comprehensive income or current earnings or both, as appropriate. During 2002, the Company entered into a series of interest rate swaps to convert $30 million of floating rate debt to a fixed rate. The interest rate swaps were designated as a cash flow hedge and were deemed to be 100% effective. Thus, the changes in the fair value of the swap agreements are recorded as a separate component of shareholders' equity and have no impact on the Consolidated Statements of Income. At December 31, 2002, $1.3 million in deferred losses, net of tax, related to this hedge were recorded in accumulated other comprehensive income. The Company has recorded the fair value of the interest rate swaps at December 31, 2002 of $1.9 million in Other Payables and Accruals. For the year ended December 31, 2002, there were no cash flow hedges that were discontinued related to forecasted transactions deemed not probable of occurring.

**Stock Option and Award Plans**—Midland has various plans which provide for granting options and common stock to certain employees and independent directors of the Company and its subsidiaries. The Company accounts for compensation expense related to such transactions using the "intrinsic value" based method under the provisions of Accounting Principles Board (APB) Opinion No. 25 and its related interpretations. Midland's equity compensation plans are described more fully in Note 13.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based compensation and to require prominent disclosures about the method of accounting for stock based employee compensation and the effect of the method used on reported results. Midland is currently assessing the voluntary change to the fair value based approach of accounting for stock based employee compensation for 2003, but has yet to make a final determination.

The fair values of the 2002, 2001 and 2000 option grants were estimated on the date of the grant using the Black Scholes option-pricing model with the following (weighted average) assumptions:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Fair value of options granted | **$ 7.48** | $ 5.69 | $ 4.36 |
| Dividend yield | **1.2%** | 1.3% | 1.3% |
| Expected volatility | **29.1%** | 27.6% | 27.1% |
| Risk free interest rate | **4.9%** | 4.8% | 6.7% |
| Expected life (in years) | **7** | 7 | 7 |

THE MIDLAND COMPANY AND SUBSIDIARIES

As Midland accounts for stock options using the "intrinsic value", no compensation cost has been recognized for the stock option plans. Had the Company accounted for all stock based employee compensation under the fair value method (SFAS 123), the Company's 2002, 2001 and 2000 net income and earnings per share would have been reduced to the pro forma amounts indicated below (amounts in 000's, except per share data):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net Income as Reported | $18,841 | $27,222 | $35,463 |
| Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects | 700 | 515 | 306 |
| Proforma Net Income | $18,141 | $26,707 | $35,157 |
| Earnings Per Share | | | |
| Basic Shares | 17,323 | 17,282 | 18,132 |
| Diluted Shares | 17,789 | 17,991 | 18,758 |
| Earnings per share | | | |
| Basic—as reported | $ 1.09 | $ 1.58 | $ 1.96 |
| Basic—proforma | 1.05 | 1.55 | 1.94 |
| Diluted—as reported | $ 1.06 | $ 1.51 | $ 1.89 |
| Diluted—proforma | 1.02 | 1.48 | 1.87 |

Compensation expense in the pro-forma disclosure is not indicative of future amounts as options vest over several years and additional grants are generally made each year.

**New Accounting Standards**—In addition to SFAS No. 148, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 147 "Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" during 2002. The adoption of SFAS Nos. 145, 146, 147 did not have a material impact on Midland's consolidated financial position or results of operations.

During 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and Interpretation No. 46, "Consolidation of Variable Interest Entities." These interpretations had no impact on Midland as the Company had no guarantees, including loan guarantees such as standby letters of credit, or variable interest entities at December 31, 2002.

## 2. MARKETABLE SECURITIES

| | Thousands of Dollars | | | |
|---|---|---|---|---|
| | | Gross Unrealized | | Market |
| 2002 | Cost | Gains | Losses | Value |
| Debt Securities: | | | | |
| Governments | $105,208 | $ 6,146 | $ 38 | $111,316 |
| Municipals | 162,923 | 11,214 | 10 | 174,127 |
| Corporates | 216,493 | 13,717 | 2,877 | 227,333 |
| Cash Equivalents | 73,338 | — | — | 73,338 |
| Other—Notes Receivable | 7,639 | — | — | 7,639 |
| Accrued Interest | 7,167 | — | — | 7,167 |
| Total | 572,768 | 31,077 | 2,925 | 600,920 |
| Equity Securities | 89,616 | 58,182 | 10,583 | 137,215 |
| Embedded Derivatives | 888 | — | — | 888 |
| Accrued Dividends | 735 | — | — | 735 |
| Total | 91,239 | 58,182 | 10,583 | 138,838 |
| Total Marketable Securities | $664,007 | $89,259 | $13,508 | $739,758 |

| | Thousands of Dollars | | | |
|---|---|---|---|---|
| | | Gross Unrealized | | Market |
| 2001 | Cost | Gains | Losses | Value |
| Debt Securities: | | | | |
| Governments | $134,219 | $ 5,154 | $ 231 | $139,142 |
| Municipals | 183,645 | 4,712 | 524 | 187,833 |
| Corporates | 170,429 | 6,327 | 2,842 | 173,914 |
| Cash Equivalents | 38,569 | — | — | 38,569 |
| Other—Notes Receivable | 8,131 | — | — | 8,131 |
| Accrued Interest | 7,570 | — | — | 7,570 |
| Total | 542,563 | 16,193 | 3,597 | 555,159 |
| Equity Securities | 89,483 | 61,193 | 3,534 | 147,142 |
| Embedded Derivatives | 1,108 | — | — | 1,108 |
| Accrued Dividends | 600 | — | — | 600 |
| Total | 91,191 | 61,193 | 3,534 | 148,850 |
| Total Marketable Securities | $633,754 | $77,386 | $7,131 | $704,009 |

At December 31, 2002 and 2001, the market value of the Company's investment in the common stock of US Bancorp, which exceeded 10% of the Company's shareholders' equity, was $52.2 million and $51.5 million, respectively.

The following is investment information summarized by investment category (amounts in 000's):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Investment Income: | | | |
| Insurance: | | | |
| Interest on Fixed Income Securities | $ 30,928 | $ 30,782 | $ 28,513 |
| Dividends on Equity Securities | 5,982 | 4,564 | 3,383 |
| Investment Expense | (1,455) | (1,544) | (1,122) |
| Net Insurance Investment Income | 35,455 | 33,802 | 30,774 |
| Other Investment Income | 134 | 193 | 231 |
| Total Investment Income | $ 35,589 | $ 33,995 | $ 31,005 |
| Net Realized Investment Gains: | | | |
| Fixed Income: | | | |
| Gross Realized Gains | $ 6,333 | $ 2,358 | $ 539 |
| Gross Realized Losses | (7,659) | (1,687) | (3,800) |
| Equity Securities: | | | |
| Gross Realized Gains | 3,414 | 15,083 | 16,197 |
| Gross Realized Losses | (8,988) | (13,731) | (8,290) |
| Net Realized Investment Gains (Losses) | $ (6,900) | $ 2,023 | $ 4,646 |
| Change in Unrealized Investment Gains: | | | |
| Fixed Income | $ 15,556 | $ 6,297 | $15,019 |
| Equity Securities | (10,060) | (19,678) | (7,350) |
| Change in Unrealized Investment Gains | $ 5,496 | $(13,381) | $ 7,669 |

Other Investment Income is included in Other on the Company's Consolidated Statements of Income.

Included in Net Realized Investment Gains (Losses) for 2002 and 2001 is the change in the fair value of embedded derivative options of (amounts in 000's) $(220) and $1,108, respectively. In addition, Net Realized Investment Gains (Losses) for 2002 include an other-than-temporary impairment charge of $(4,639). There were no material impairment charges in 2001 or 2000.

The cost and approximate market value of debt securities held at December 31, 2002, summarized by contractual maturities, are shown below. Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties (amounts in 000's).

| | Cost | Market Value |
|---|---|---|
| One year or less | $105,912 | $106,207 |
| After one year through five years | 145,053 | 153,798 |
| After five years through ten years | 194,871 | 207,347 |
| After 10 years | 126,932 | 133,568 |
| Total | $572,768 | $600,920 |

## 3. Accounts Receivable—Net

Accounts receivable at December 31, 2002 and 2001 are generally due within one year and consist of the following (amounts in 000's):

| | 2002 | 2001 |
|---|---|---|
| Insurance | $79,666 | $82,682 |
| Transportation | 3,218 | 3,965 |
| Other | 9,575 | 2,287 |
| Total | 92,459 | 88,934 |
| Less Allowance for Losses | 826 | 826 |
| Accounts Receivable—Net | $91,633 | $88,108 |

At December 31, 2002 and 2001, the Company had outstanding receivables from its largest customer, Conseco, Inc., of $11.1 million and $20.7 million, respectively. At December 31, 2002, all amounts owed from Conseco were current.

Other receivables include a federal income tax receivable of $5.7 million at December 31, 2002.

## 4. Property, Plant and Equipment—Net

At December 31, 2002 and 2001, property, plant and equipment stated at original cost consist of the following (amounts in 000's):

| | 2002 | 2001 |
|---|---|---|
| Land | $ 1,341 | $ 1,341 |
| Buildings, Improvements, Fixtures, etc. | 72,737 | 68,503 |
| Transportation Equipment | 39,992 | 42,281 |
| Software Development | 9,879 | 3,548 |
| Total | 123,949 | 115,673 |
| Less Accumulated Depreciation and Amortization | 62,439 | 56,578 |
| Property, Plant and Equipment—Net | $ 61,510 | $ 59,095 |

Total rent expense related to the rental of equipment included in the accompanying Consolidated Statements of Income is (amounts in 000's) $5,839 in 2002, $6,589 in 2001 and $7,219 in 2000. Future rentals under non-cancelable operating leases are approximately (amounts in 000's): $1,266 – 2003; $834 – 2004; $718 – 2005; $718 – 2006, $631 – 2007 and $4,124 – thereafter.

The Company has committed to acquire 30 new barges in 2003 at an approximate total cost of $7.5 million.

THE MIDLAND COMPANY AND SUBSIDIARIES

## 5. Deferred Insurance Policy Acquisition Costs

Acquisition costs incurred and capitalized during 2002, 2001 and 2000 amounted to $165.1 million, $155.0 million and $143.5 million, respectively. Amortization of deferred acquisition costs was $169.5 million, $145.8 million and $137.1 million for 2002, 2001 and 2000, respectively.

## 6. Goodwill

On January 1, 2002 Midland adopted SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the accounting for goodwill from an amortization method to the impairment approach. Upon the adoption of the statement, Midland ceased amortizing goodwill, including goodwill recorded from past business combinations. As a result of the initial impairment test, Midland recorded an impairment charge of $(1.5) million, net of tax of $787,000, or $(0.08) per share (diluted), in its Other Insurance segment in the first quarter of 2002. This charge is reported separately in the income statement as a Cumulative Effect of Change in Accounting Principle. The fair value of that reporting unit was estimated using the expected present value of future cash flows. There were no additional impairment charges incurred in 2002. As of December 31, 2002, the remaining goodwill balance, all of which is attributable to the Other Insurance segment, was $2.1 million and is included in Other Assets.

Illustrated below is what reported net income would have been exclusive of amortization expense related to goodwill had the standard been adopted effective January 1, 2000 (amounts in 000's except per share data):

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Reported net income | **$18,841** | $27,222 | $35,463 |
| Add back goodwill amortization, net of tax | — | 383 | 383 |
| Adjusted net income | **$18,841** | $27,605 | $35,846 |
| Basic earnings per share: | | | |
| Reported net income | **$1.09** | $1.58 | $1.96 |
| Goodwill amortization | — | 0.02 | 0.02 |
| Adjusted earnings per share | **$1.09** | $1.60 | $1.98 |
| Diluted earnings per share: | | | |
| Reported net income | **$1.06** | $1.51 | $1.89 |
| Goodwill amortization | — | 0.02 | 0.02 |
| Adjusted earnings per share | **$1.06** | $1.53 | $1.91 |

The Company has no other intangible assets subject to the provisions of SFAS No. 142.

## 7. Notes Payable to Banks

At December 31, 2002 and 2001, the Company had conventional lines of credit with commercial banks of $69 million and $48 million, respectively. The lines of credit in use under these agreements at December 31, 2002 and 2001 amounted to $39 million and $26 million, respectively. Borrowings under these lines of credit constitute senior debt. Annual commitment fees of $71,000 are currently paid to the lending institutions to maintain these credit agreements.

The aforementioned notes payable, together with outstanding commercial paper, had weighted average interest rates of 1.97% and 2.35% at December 31, 2002 and 2001, respectively.

## 8. Long-Term Debt

Long-term debt at December 31, 2002 and 2001 is summarized as follows (amounts in 000's):

| | | **2002** | 2001 |
|---|---|---|---|
| Equipment Obligations, Due Through— | | | |
| 6.50% | October 31, 2003 | **$ 700** | $ 1,400 |
| Mortgage Notes, Due Through— | | | |
| 6.83% | December 20, 2005 | **16,463** | 17,219 |
| Unsecured Notes Under a $60 million Credit Facility— | | | |
| *5.57% | December 1, 2005 | **30,000** | 30,000 |
| Total Obligations | | **47,163** | 48,619 |
| Current Maturities | | **1,510** | 1,456 |
| Non Current Portion | | **$45,653** | $47,163 |

*In 2002, an interest rate swap agreement was entered into with a consortium of three banks. This agreement fixed the interest rate in this credit facility at the above rate for the term of the agreement. The fair value of this agreement as of December 31, 2002 was $(1.9) million and is included in Other Payables and accruals.

Equipment and real estate obligations are collateralized by transportation equipment and real estate with a net book value of $24,976 at December 31, 2002.

The aggregate amount of repayment requirements on long-term debt for the five years subsequent to 2002 are (amounts in 000's): 2003 – $1,510; 2004 – $865; 2005 – remainder of $44,788.

At December 31, 2002 and 2001, the carrying value of the Company's long-term debt (including the interest rate swap) approximated its fair value.

## 9. Federal Income Tax

The provision for federal income tax is summarized as follows (amounts in 000's):

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Current provision | **$2,609** | $5,956 | $13,101 |
| Deferred provision | **2,828** | 3,526 | 2,105 |
| Total | **$5,437** | $9,482 | $15,206 |

The federal income tax provision for the years ended December 31, 2002, 2001 and 2000 is different from amounts derived by applying the statutory tax rates to income before federal income tax as follows (amounts in 000's):

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Federal income tax at statutory rate | **$ 9,009** | $12,846 | $17,734 |
| Tax effect of: | | | |
| Tax exempt interest and excludable dividend income | **(3,925)** | (3,672) | (3,397) |
| Excise tax on reversion of pension assets | **—** | — | 529 |
| Other—net | **353** | 308 | 340 |
| Provision for federal income tax | **$ 5,437** | $ 9,482 | $15,206 |

Significant components of the Company's net deferred federal income tax liability are summarized as follows (amounts in 000's):

| | **2002** | 2001 |
|---|---|---|
| Deferred tax liabilities: | | |
| Deferred insurance policy acquisition costs | **$30,851** | $31,923 |
| Unrealized gain on marketable securities | **25,590** | 24,579 |
| Accelerated depreciation | **8,596** | 7,543 |
| Other | **3,808** | 2,376 |
| Sub-total | **68,845** | 66,421 |
| Deferred tax assets: | | |
| Unearned insurance premiums | **23,661** | 24,519 |
| Pension expense | **579** | 1,618 |
| Insurance loss reserves | **3,915** | 3,326 |
| Other | **5,048** | 5,155 |
| Sub-total | **33,203** | 34,618 |
| Deferred federal income tax | **$35,642** | $31,803 |

For 2002, 2001 and 2000, (amounts in 000's) $1,570, $861 and $479, respectively, of income tax benefits applicable to deductible compensation related to stock options exercised were credited to shareholders' equity.

## 10. Reinsurance

A reconciliation of direct to net premiums, on both a written and an earned basis, is as follows (amount in 000's):

| | **Written Premium** | | |
|---|---|---|---|
| **2002** | **P&C** | **Life & Other** | **Total** |
| **Direct** | **$525,188** | **$ 40,368** | **$565,556** |
| **Assumed** | **67,061** | **2,404** | **69,465** |
| **Ceded** | **(30,734)** | **(30,949)** | **(61,683)** |
| **Net** | **$561,515** | **$ 11,823** | **$573,338** |

| | **Earned Premium** | | |
|---|---|---|---|
| **2002** | **P&C** | **Life & Other** | **Total** |
| **Direct** | **$516,532** | **$ 31,245** | **$547,777** |
| **Assumed** | **82,362** | **616** | **82,978** |
| **Ceded** | **(33,218)** | **(19,869)** | **(53,087)** |
| **Net** | **$565,676** | **$ 11,992** | **$577,668** |

| | Written Premium | | |
|---|---|---|---|
| 2001 | P&C | Life & Other | Total |
| Direct | $472,989 | $ 37,171 | $510,160 |
| Assumed | 84,864 | 4,025 | 88,889 |
| Ceded | (34,748) | (25,313) | (60,061) |
| Net | $523,105 | $ 15,883 | $538,988 |

| | Earned Premium | | |
|---|---|---|---|
| 2001 | P&C | Life & Other | Total |
| Direct | $455,253 | $ 23,968 | $479,221 |
| Assumed | 70,428 | 1,150 | 71,578 |
| Ceded | (28,462) | (14,104) | (42,566) |
| Net | $497,219 | $ 11,014 | $508,233 |

| | Written Premium | | |
|---|---|---|---|
| 2000 | P&C | Life & Other | Total |
| Direct | $455,951 | $ 34,006 | $489,957 |
| Assumed | 47,154 | 3,609 | 50,763 |
| Ceded | (31,769) | (21,199) | (52,968) |
| Net | $471,336 | $ 16,416 | $487,752 |

| | Earned Premium | | |
|---|---|---|---|
| 2000 | P&C | Life & Other | Total |
| Direct | $434,565 | $ 20,694 | $455,259 |
| Assumed | 41,700 | 1,330 | 43,030 |
| Ceded | (30,766) | (11,403) | (42,169) |
| Net | $445,499 | $ 10,621 | $456,120 |

The amounts of recoveries pertaining to property and casualty reinsurance contracts that were deducted from losses incurred during 2002, 2001 and 2000 were (amounts in 000's): $10,317, $16,146 and $14,286, respectively.

THE MIDLAND COMPANY AND SUBSIDIARIES

## 11. Insurance Loss Reserves

Activity in the liability for unpaid insurance losses and loss adjustment expenses (excluding claim checks issued but not yet paid) for the property and casualty companies is summarized as follows (amounts in 000's):

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Balance at January 1 | **$122,167** | $111,742 | $113,439 |
| Less reinsurance recoverables | **19,309** | 16,720 | 24,114 |
| Net balance at January 1 | **102,858** | 95,022 | 89,325 |
| Incurred related to: | | | |
| Current year | **343,600** | 291,502 | 242,689 |
| Prior years | **(8,371)** | (4,179) | (6,952) |
| Total incurred | **335,229** | 287,323 | 235,737 |
| Paid related to: | | | |
| Current year | **268,343** | 226,853 | 186,498 |
| Prior years | **54,160** | 52,634 | 43,542 |
| Total paid | **322,503** | 279,487 | 230,040 |
| Net balance at December 31 | **115,584** | 102,858 | 95,022 |
| Plus reinsurance recoverables | **16,119** | 19,309 | 16,720 |
| Balance at December 31 | **$131,703** | $122,167 | $111,742 |

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Property and Casualty Gross Loss Reserves | **$131,703** | $122,167 | $111,742 |
| Life and Other Gross Loss Reserves | **11,214** | 7,658 | 6,070 |
| Outstanding Checks and Drafts | **21,800** | 18,849 | 18,075 |
| Consolidated Gross Loss Reserves | **$164,717** | $148,674 | $135,887 |

Loss reserves, net of reinsurance, for Life and Other totaled $5.0 million, $4.2 million and $2.9 million at December 31, 2002, 2001 and 2000 respectively.

## 12. Benefit Plans

The Company has a qualified defined benefit pension plan which provides for the payment of annual benefits to participants upon retirement. Such benefits are based on years of service and the participant's highest compensation during five consecutive years of employment. The Company's funding policy is to contribute annually an amount sufficient to satisfy ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. During 2000, the participants of the qualified pension plan were given a one-time election to opt out of the qualified pension plan and enroll in a qualified self-directed defined contribution retirement plan. As a result, the Company recorded a curtailment/settlement gain of approximately $7.4 million, which is included in Other Operating and Administrative Expenses in the year 2000. All new employees are automatically enrolled in the qualified self-directed defined contribution retirement plan. The Company contributed $1.8 million, $1.6 million and $1.2 million to the qualified self-directed retirement plan for the years 2002, 2001 and 2000, respectively.

The Company has a qualified 401(k) savings plan and a funded non-qualified savings plan. The Company contributed (amounts in 000's) $908, $876 and $821 to the qualified 401(k) savings plan and $182, $225 and $293 to the non-qualified savings plan for the years 2002, 2001 and 2000, respectively.

The Company also has an unfunded non-qualified defined benefit pension plan.

The following tables, which include amounts related to both the qualified and non-qualified pension plans, illustrate (1) a reconciliation of the plans' benefit obligation, assets and funded status, (2) the weighted average assumptions used and (3) the components of the net periodic benefit cost (amounts in 000's except for percentages):

| | **2002** | 2001 |
|---|---|---|
| **Qualified plan** | | |
| Change in benefit obligation: | | |
| Benefit obligation at beginning of year | **$ 17,701** | $ 15,608 |
| Service cost | **663** | 591 |
| Interest cost | **1,349** | 1,216 |
| Actuarial loss | **1,833** | 991 |
| Plan amendments | **83** | — |
| Benefits paid | **(727)** | (705) |
| Benefit obligation at end of year (accumulated benefit obligation of $17,167 and $15,115, respectively) | **$ 20,902** | $ 17,701 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | **$ 15,245** | $ 16,703 |
| Actual return on plan assets | **(1,580)** | (753) |
| Employer contributions (reversion) | **3,566** | — |
| Benefits paid | **(727)** | (705) |
| Fair value of plan assets at end of year | **$ 16,504** | $ 15,245 |
| Funded status: | | |
| Funded status at end of year | **$ (4,398)** | $ (2,456) |
| Unrecognized net actuarial (gain)/loss | **4,520** | (396) |
| Unrecognized prior service cost | **387** | 334 |
| Unrecognized net transition obligation (asset) | **(167)** | (263) |
| Prepaid benefit cost (obligation) | **$ 342** | $ (2,781) |

| | 2002 | 2001 |
|---|---|---|
| **Qualified plan (continued)** | | |
| Amounts recognized in the Consolidated Balance Sheets consist of: | | |
| Prepaid benefit cost | $ 342 | $ — |
| Accrued benefit cost | — | (2,781) |
| Additional minimum liability | (1,005) | — |
| Intangible asset | 387 | — |
| Accumulated other comprehensive income | 618 | — |
| Net amount recognized at end of year | $ 342 | $ (2,781) |

| | 2002 | 2001 |
|---|---|---|
| **Non-qualified plan** | | |
| Change in benefit obligation: | | |
| Benefit obligation at beginning of year | $ 188 | $ 1,078 |
| Service cost | 51 | 18 |
| Interest cost | 45 | 13 |
| Actuarial (gain)/loss | 542 | (71) |
| Plan amendments | (83) | — |
| Settlements | — | (813) |
| Gross benefits paid | (7) | (37) |
| Benefit obligation at end of year (accumulated benefit obligation of $288 and $133, respectively) | $ 736 | $ 188 |
| Funded status | $ (736) | $ (188) |
| Unrecognized actuarial (gain)/loss | 472 | (40) |
| Unrecognized prior service cost | 8 | 92 |
| Accrued benefit cost | $ (256) | $ (136) |
| Amounts recognized in the Consolidated Balance Sheets consist of: | | |
| Accrued benefit cost | $ (256) | $ (136) |
| Additional minimum liability | (32) | — |
| Intangible asset | 8 | — |
| Accumulated other comprehensive income | 24 | — |
| Net amount recognized at end of year | $ (256) | $ (136) |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Qualified and non-qualified plans** | | | |
| Weighted-average assumptions as of December 31: | | | |
| Discount rate | 6.75% | 7.25% | 7.75% |
| Expected return on plan assets | 9.40% | 9.40% | 9.00% |
| Rate of compensation increase | 4.25% | 4.25% | 4.25% |
| Components of net periodic benefit cost: | | | |
| Service cost | $ 714 | $ 609 | $ 972 |
| Interest cost | 1,395 | 1,229 | 2,066 |
| Expected return on assets | (1,503) | (1,244) | (2,266) |
| Amortization of: | | | |
| Transition asset | (96) | (95) | (113) |
| Prior service cost | 31 | 32 | 55 |
| Actuarial (gain)/loss | 30 | — | (107) |
| Net periodic benefit cost | 571 | 531 | 607 |
| Curtailment credit | — | — | (4,333) |
| Settlement credit | — | (813) | (3,063) |
| Total net periodic benefit cost (credit) | $ 571 | $ (282) | $(6,789) |

As a result of the reduction in the discount rate used from 7.25% to 6.75%, the Company recorded an additional minimum pension liability of $1.0 million as of December 31, 2002. Related to this adjustment, the Company recorded a decrease to other comprehensive income of $417,000, net of taxes of $225,000.

## 13. Stock Options and Award Plans

Midland's equity compensation plans include plans for restricted stock, performance shares and non-qualified stock options.

The Company implemented a restricted stock award program during 1993. Under this program, restricted grants of the Company's common stock will vest after a five-year incentive period, conditioned upon the recipient's employment throughout the period. During the vesting period, shares issued are nontransferable, but the shares are entitled to all of the other rights of outstanding shares. In 2002, 325,000 shares were distributed under this program relating to the 1997 grant. At December 31, 2002, 203,000 restricted stock awards are outstanding which relate to the 1999 grant. The value of the awards is being charged to compensation expense over a five-year vesting period.

THE MIDLAND COMPANY AND SUBSIDIARIES

In 2000, the Company established a performance stock award program. Under this program, shares vest after a three-year performance measurement periods and will only be awarded if pre-established performance levels have been achieved. Shares are awarded at no cost and the recipient must have been employed throughout the entire three-year performance period. A maximum of 88,000 shares, 89,000 shares and 72,000 shares could potentially be issued under this program in 2003, 2004 and 2005 respectively. The expected value of these awards is charged to compensation expense over the performance period.

Under the Company's stock option plans, all of the outstanding stock options at December 31, 2002 were non-qualified options and had an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Of these stock options, 417,000 were exercisable at December 31, 2002, 160,000 options become exercisable each year in 2003 and 2004, 94,000 options become exercisable in 2005 and 45,000 options become exercisable in 2006. A summary of stock option transactions follows:

| | **2002** | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | **(000's) Shares** | **Wtd. Avg. Option Price** | (000's) Shares | Wtd. Avg. Option Price | (000's) Shares | Wtd. Avg. Option Price |
| Outstanding, beginning of year | **747** | **$12.83** | 766 | $ 8.78 | 492 | $ 6.25 |
| Exercised | **(52)** | **10.24** | (262) | 4.72 | (78) | 4.50 |
| Forfeited | **(46)** | **16.65** | (23) | 13.85 | (14) | 11.38 |
| Granted | **228** | **20.78** | 266 | 16.60 | 366 | 11.38 |
| Outstanding, end of year | **877** | **$14.85** | 747 | $12.83 | 766 | $ 8.78 |
| Exercisable, end of year | **417** | **$12.76** | 312 | $11.24 | 458 | $ 7.03 |

Information regarding such outstanding options at December 31, 2002 follows:

| Remaining Life | Outstanding Options (000's) | Price |
|---|---|---|
| Less than one year | 18 | $ 8.36 |
| Two year | 18 | 8.46 |
| Four years | 28 | 6.32 |
| Six years | 60 | 13.05 |
| Seven years | 310 | 11.38 |
| Eight years | 234 | 16.59 |
| Nine years | 209 | 20.78 |
| Total outstanding | 877 | |
| Weighted average price | | $14.85 |

At December 31, 2002, options exercisable have exercise prices between $6.32 and $20.78 and an average contractual life of approximately 6 years.

At December 31, 2002, 1,122,000 common shares are authorized for future option award or stock grants.

In 2000, the Company modified certain individual stock option awards to extend the life of previously issued stock options beyond the then stipulated 90-day holding period subsequent to retirement. The modification did not change the original strike price; however it required a revaluation of the options resulting in additional compensation expense based on the difference between the original intrinsic value and the intrinsic value on the date of the modification. The impact was a charge to earnings of $.5 million on an after-tax basis.

## 14. Earnings Per Share

The following table is a reconciliation of the number of shares used to compute Basic and Diluted earnings per share. Share information has been adjusted for a 2 for 1 stock split effective July 17, 2002. No adjustments are necessary to the income used in the Basic or Diluted calculations for the years ended December 31, 2002, 2001 or 2000.

| | Shares in 000's | | |
|---|---|---|---|
| | **2002** | 2001 | 2000 |
| Shares used in basic EPS calculation (shares outstanding) | **17,323** | 17,282 | 18,132 |
| Effect of dilutive stock options | **252** | 229 | 228 |
| Effect of dilutive restricted stock grants | **147** | 384 | 348 |
| Effect of dilutive performance stock awards | **67** | 96 | 50 |
| Shares used in diluted EPS calculation | **17,789** | 17,991 | 18,758 |

At December 31, 2000, 60,000 stock options at a price of $13.05 were outstanding and were not comprehended in the computation of diluted earnings per share because their price was greater than the average market value of the common stock.

## 15. Contingencies

Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, Management believes that the outcome of such matters will not have a material effect upon the Company's consolidated financial position, results of operations or cash flows. The Company also has credit exposure with customers, generally in the form of premiums receivable. Management monitors these exposures on a regular basis. However, as collectibility of such receivables is dependent upon the financial stability of the customers, the Company cannot assure collections in full. Where appropriate, the Company has provided a reserve for such exposures.

Conseco Agency, Inc., American Modern's largest customer, filed for Chapter 11 bankruptcy on January 31, 2003, following the Chapter 11 filing of its' parent company on December 18, 2002. The Conseco Agency receivable of $11.1 million is current at

December 31, 2002. While the Company anticipates collection of the entire amount that is owed, it is possible that the Company might not collect the full amount. If that happened, it could negatively impact the Company's financial condition and results.

The Company's receivable balance from Conseco Agency is secured by a pledge of the Agency's expirations and renewals on the Company's in-force policies written through Conseco Agency. On February 3, 2003, the bankruptcy judge in the Conseco Agency Chapter 11 proceedings approved a motion filed by Conseco Agency seeking authority to continue doing business with the Company, and with Conseco's other insurance partners, on a business as usual basis.

## 16. Shareholder's Equity

The Company has 40,000,000 shares of common stock authorized for issuance without par value (stated value of $.042 a share). The Company also has 1,000,000 shares of preferred stock authorized, without par value, none of which have been issued.

In January 2001, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock and 404,000 of these shares had been repurchased as of December 31, 2002. In October 1999, 1,000,000 common shares were authorized for repurchase by the Board of Directors, all of which were repurchased by the end of 2000.

The change in accumulated other comprehensive income was comprised of changes related to the unrealized gains and losses on investments, fair value of interest rate swap and additional minimum pension liability as follows (amounts in 000's):

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Unrealized holding gains (losses) on securities arising during the period | **$(1,404)** | $(11,358) | $12,315 |
| Reclassification adjustment: Impact of net realized loss (gain) | **6,900** | (2,023) | (4,646) |
| Income taxes on above | **(2,117)** | 4,860 | (2,661) |
| Change in unrealized gains (losses) on securities, net | **3,379** | (8,521) | 5,008 |
| Fair value of interest rate swap | **(1,945)** | — | — |
| Income taxes on above | **681** | — | — |
| Change of interest rate swap, net | **(1,264)** | — | — |
| Additional Pension Liability | **(642)** | — | — |
| Income Taxes | **225** | — | — |
| Change in additional pension liability, net | **(417)** | — | — |
| Net increase (decrease) in accumulated other comprehensive income | **$ 1,698** | $ (8,521) | $ 5,008 |

The insurance subsidiaries are subject to state regulations which limit by reference to statutory net income and policyholders' surplus the dividends that can be paid to their parent company without prior regulatory approval. Dividend restrictions vary between the companies as determined by the laws of the domiciliary states. Under these restrictions, the maximum dividends that may be paid by the insurance subsidiaries in 2003 without regulatory approval total approximately $22,866,000; such subsidiaries paid cash dividends of $8,900,000 in 2002, $15,000,000 in 2001 and $5,350,000 in 2000.

Net income as determined in accordance with statutory accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America, for the Company's insurance subsidiaries was $20,809,000, $18,231,000 and $30,854,000 for 2002, 2001 and 2000, respectively. Statutory surplus was $242,207,000 and $235,417,000 at December 31, 2002 and 2001, respectively.

## 17. Industry Segments

The Company operates in several industries and Company management reviews operating results by several different classifications (e.g., product line, legal entity, distribution channel). Reportable segments are determined based upon revenues and/or operating profits and include manufactured housing insurance, all other insurance and transportation. Manufactured housing insurance includes primarily insurance similar to homeowners insurance for manufactured houses. All other insurance includes various personal lines such as site-built dwelling, collateral protection, motorcycle and watercraft insurance, as well as physical damage commercial lines such as manufactured housing park and dealer insurance. The Company writes insurance throughout the United States with larger concentrations in the southern and southeastern states. Transportation includes barge chartering and freight brokerage operations primarily on the lower Mississippi River and its tributaries.

THE MIDLAND COMPANY AND SUBSIDIARIES

Listed below is financial information required to be reported for each industry segment. Certain amounts are allocated and certain amounts are not allocated (e.g., assets and investment gains) to each segment for management review. Operating segment information based upon how it is reviewed by the Company is as follows for the years ended December 31, 2002, 2001 and 2000 (amounts in 000's):

| | Manufactured Housing Insurance | Other Insurance | Unallocated Insurance Amounts | Transportation | Corporate and All Other | Intersegment Elimination | Total |
|---|---|---|---|---|---|---|---|
| **2002** | | | | | | | |
| **Revenues—External customers** | $325,335 | $259,007 | | $23,285 | $ 374 | | $ 608,001 |
| **Net investment income** | 19,457 | 15,803 | $ 485 | 25 | 134 | $ (315) | 35,589 |
| **Net realized investment gains (losses)** | n/a | n/a | (6,900) | | | | (6,900) |
| **Interest expense** | n/a | n/a | 2,124 | 215 | 2,479 | (969) | 3,849 |
| **Depreciation and amortization** | 3,093 | 2,462 | | 1,627 | 1,125 | | 8,307 |
| **Income before taxes** | 21,048 | 13,612 | (7,541) | 464 | (1,842) | | 25,741 |
| **Income tax expense** | n/a | n/a | 5,939 | 168 | (670) | | 5,437 |
| **Change in accounting principle** | | (1,463) | | | | | (1,463) |
| **Acquisition of fixed assets** | n/a | n/a | 10,598 | | 69 | | 10,667 |
| **Identifiable assets** | n/a | n/a | 1,021,572 | 22,469 | 63,425 | (16,792) | 1,090,674 |
| 2001 | | | | | | | |
| Revenues—External customers | $318,298 | $197,110 | | $34,826 | $ 291 | | $ 550,525 |
| Net investment income | 20,562 | 14,042 | $ 7 | 5 | 193 | $ (814) | 33,995 |
| Net realized investment gains | n/a | n/a | 2,023 | | | | 2,023 |
| Interest expense | n/a | n/a | 2,081 | 260 | 3,580 | (1,553) | 4,368 |
| Depreciation and amortization | 2,274 | 1,409 | 590 | 2,304 | 1,747 | | 8,324 |
| Income before taxes | 29,758 | 8,010 | 910 | 1,673 | (3,647) | | 36,704 |
| Income tax expense | n/a | n/a | 10,205 | 594 | (1,317) | | 9,482 |
| Acquisition of fixed assets | n/a | n/a | 9,515 | 12 | 208 | | 9,735 |
| Identifiable assets | n/a | n/a | 987,149 | 24,952 | 56,670 | (14,829) | 1,053,942 |
| 2000 | | | | | | | |
| Revenues—External customers | $309,943 | $154,961 | | $33,119 | $ 748 | | $498,771 |
| Net investment income | 20,787 | 11,272 | $ 25 | | 231 | $ (1,310) | 31,005 |
| Net realized investment gains | n/a | n/a | 4,646 | | | | 4,646 |
| Interest expense | n/a | n/a | 1,841 | 440 | 3,897 | (2,046) | 4,132 |
| Depreciation and amortization | 2,251 | 1,125 | 590 | 2,690 | 2,495 | | 9,151 |
| Income before taxes | 37,589 | 10,718 | 2,602 | 2,793 | (3,033) | | 50,669 |
| Income tax expense | n/a | n/a | 14,794 | 984 | (572) | | 15,206 |
| Acquisition of fixed assets and businesses | n/a | n/a | 5,987 | 58 | 259 | | 6,304 |
| Identifiable assets | n/a | n/a | 912,008 | 27,412 | 72,009 | (17,579) | 993,850 |

The amounts shown for manufactured housing insurance, other insurance and unallocated insurance comprise the consolidated amounts for Midland's insurance operations subsidiary, American Modern Insurance Group, Inc. Intersegment revenues were not significant for 2002, 2001 or 2000.

In September 2001, American Modern announced that it was exiting the commercial liability line of coverages that have been provided to manufactured home parks and dealerships. The commercial liability coverages are included as part of the Other Insurance Segment. The net earned premium related to the commercial liability was $11,290,000, $17,587,000 and $16,352,000 for 2002, 2001 and 2000, respectively.

In 2002, 2001 and 2000, revenues from one customer, Conseco, Inc., which exceeded 10% of consolidated revenues, amounted to $78,643,000, $80,674,000 and $77,395,000, on a net earned premium basis, respectively.

# Independent Auditor's Report

THE MIDLAND COMPANY AND SUBSIDIARIES

Deloitte & Touche

Cincinnati, Ohio

To the Shareholders of The Midland Company:

We have audited the accompanying consolidated balance sheets of The Midland Company and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Midland Company and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6, the Company adopted Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Deloitte & Touche LLP

February 6, 2003

# Management's Report

To the Shareholders of The Midland Company:

The consolidated financial statements and accompanying notes of The Midland Company and its subsidiaries are the responsibility of the Company's management, and have been prepared in conformity with accounting principles generally accepted in the United States of America. They necessarily include amounts that are based on management's best estimates and judgments. Other financial information contained in this annual report is presented on a basis consistent with the financial statements.

In order to maintain the integrity, objectivity and fairness of data in these financial statements, the Company has developed and maintains comprehensive internal control which is supplemented by a program of internal audits. Management believes that the Company's internal control is adequate to provide reasonable, but not absolute, assurance that assets are safeguarded and the objectives of accuracy and fair presentation of financial data are met in all material respects.

The financial statements have been audited by Deloitte & Touche LLP, Certified Public Accountants, in accordance with accounting principles generally accepted in the United States of America, including sufficient tests of the accounting records to enable them to express an informed opinion as to whether the financial statements, considered in their entirety, present fairly the Company's financial position and results of operations in conformity with generally accepted accounting principles. Deloitte & Touche LLP reviews the results of its audit both with management and with the Audit Committee.

The Audit Committee, comprised entirely of outside Directors, meets periodically with management, internal auditors and independent auditors (separately and jointly) to assure that each is fulfilling its responsibilities.

John W. Hayden
President and
Chief Executive Officer

John I. VonLehman
Executive Vice President,
Chief Financial Officer
and Secretary

# Quarterly Data (Unaudited)

THE MIDLAND COMPANY AND SUBSIDIARIES

| (Amounts in thousands, except per share data) | 2002 First Quarter | 2002 Second Quarter | 2002 Third Quarter | 2002 Fourth Quarter | 2001 First Quarter | 2001 Second Quarter | 2001 Third Quarter | 2001 Fourth Quarter |
|---|---|---|---|---|---|---|---|---|
| Revenues | $152,532 | $155,761 | $158,559 | $169,838 | $139,982 | $143,863 | $147,097 | $155,601 |
| Net income (loss) | $ 7,857 | $ 5,902 | $ (2,615) | $ 7,697 | $ 9,692 | $ 6,067 | $ 1,808 | $ 9,655 |
| Basic earnings (loss) per common share | $ .45 | $ .35 | $ (.15) | $ .44 | $ .56 | $ .35 | $ .11 | $ .56 |
| Diluted earnings (loss) per common share | $ .45 | $ .33 | $ (.15) | $ .43 | $ .54 | $ .34 | $ .10 | $ .53 |
| Dividends per common share | $ .04375 | $ .04375 | $ .04375 | $ .04375 | $ .04 | $ .04 | $ .04 | $ .04 |
| Price range of common stock (Nasdaq): | | | | | | | | |
| High | $ 22.05 | $ 25.38 | $ 25.17 | $ 20.00 | $ 16.81 | $ 22.25 | $ 22.59 | $ 24.14 |
| Low | $ 19.55 | $ 20.63 | $ 15.65 | $ 15.40 | $ 13.06 | $ 15.00 | $ 12.50 | $ 17.70 |

Previously reported share information has been adjusted to reflect a 2 for 1 stock split effective July 17, 2002.

# Other Information

**TRANSFER AGENT AND REGISTRAR**
Fifth Third Bank
38 Fountain Square, Mail Drop #10AT66-3212
Cincinnati, Ohio 45202
1-800-837-2755
http://investordirect.53.com

**INDEPENDENT AUDITORS**
Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, Ohio 45202

**SHAREHOLDERS' MEETING**
The next meeting of the shareholders will be held at 10:00 a.m. on Thursday, April 10, 2003 at the Company's offices, 7000 Midland Boulevard, Amelia, Ohio 45102.

**MARKET FOR REGISTRANT'S COMMON STOCK**
The Midland Company Common Stock is traded on the NASDAQ National Market System. The symbol is MLAN.

**DIVIDEND REINVESTMENT PLAN**
The Plan provides for the acquisition of additional shares of the Company without brokerage fees through automatic dividend reinvestment. Enrollment forms and information about the Plan are available from Fifth Third Bank (1-800-837-2755).

**FORM 10-K**
A copy of the Company's 2002 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained free of charge by writing to the Company – Attention: Chief Financial Officer or from the Company's website www.midlandcompany.com.

**FINANCIAL INFORMATION**
For financial information visit us on the internet at www.nasdaq.com
or www.midlandcompany.com

# Officers and Directors

THE MIDLAND COMPANY AND SUBSIDIARIES

## BOARD OF DIRECTORS

**James E. Bushman** (a) (b) (c)
President and Chief Executive Officer
Cast-Fab Technologies, Inc.

**James H. Carey** (a) (b) (e)
Corporate Director/Advisor

**Michael J. Conaton** (c)
Formerly President and Vice Chairman of the Company

**Jerry A. Grundhofer** (d)
President and Chief Executive Officer
US Bancorp

**J. P. Hayden, Jr.** (c)
Chairman of the Executive Committee of the Board,
Formerly Chairman and Chief Executive Officer
of the Company

**J. P. Hayden III** (c) (e)
Chairman and Chief Operating Officer

**John W. Hayden** (c) (e)
President and Chief Executive Officer

**Robert W. Hayden**
Formerly Vice President of the Company

**William T. Hayden** (d)
Partner-Katz, Teller, Brant & Hild

**William J. Keating , Jr.** (b)
Partner-Keating, Muething & Klekamp

**John R. LaBar**
Formerly Vice President and Secretary of the Company

**Richard M. Norman** (a)
Vice President for Finance and Business Services,
Treasurer of Miami University, Ohio

**David B. O'Maley** (b) (d)
Chairman, President and Chief Executive Officer
Ohio National Financial Services

**John M. O'Mara** (b) (c) (e)
Corporate Director/Financial Consultant

**Glenn E. Schembechler** (a)
Professor Emeritus University of Michigan

**Francis Marie Thrailkill, OSU Ed.D.** (d)
President-College of Mount St. Joseph

**John I. Von Lehman**
Executive Vice President,
Chief Financial Officer and Secretary

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Executive Committee
(d) Member of Governance Committee
(e) Member of Nominating Committee

## OFFICERS

**J. P. Hayden III**
Chairman and Chief Operating Officer

**John W. Hayden**
President and Chief Executive Officer

**John I. Von Lehman**
Executive Vice President,
Chief Financial Officer and Secretary

**Paul T. Brizzolara**
Executive Vice President,
Chief Legal Officer and
Assistant Secretary

**Paul F. Gelter**
Vice President

**Elisabeth E. Baldock**
Vice President-Human Resources/
Learning and Development

**W. Todd Gray**
Treasurer

**Michael L. Flowers**
Vice President and Assistant Secretary

**Mark E. Burke**
Director of Taxation

**Ronald L. Gramke**
Assistant Treasurer

**Edward J. Heskamp**
Assistant Treasurer

**Mary Ann C. Pettit**
Assistant Secretary




The Midland Company
7000 Midland Boulevard
P.O. Box 1256
Cincinnati, Ohio 45201-1256
Phone (513) 943-7100
*www.midlandcompany.com*